PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

9th September 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 2nd September 2009 Announcement of Tender Offer and Consent Solicitation;
- 27th August 2009 Peter Hambro Mining Plc Half-Year Report for the period ended 30 June 2009;
- 20th July 2009 Trading Update.

Yours faithfully

PETER HAMBRO MINING PLC

By:
Heather Williams
Company Secretary

9/10

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

Peter Hambro Mining Plc - Announcement of Tender Offer and Consent Solicitation

Peter Hambro Mining Plc
2 September 2009

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY ("ITALY").

Invitation by

Peter Hambro Mining Group Finance Limited
(Incorporated in Guernsey with registered number 43253)

to the holders of the outstanding

US$53,000,000 7.00 per cent. Guaranteed Gold Equivalent Exchangeable Bonds due 2012 issued by the Company

to tender their Bonds to the Company for cash (the "Tender Offer")

Peter Hambro Mining Group Finance Limited (the "**Company**"), today announces a Tender Offer and Consent Solicitation to the holders of the outstanding US$53,000,000 7.00 per cent. Guaranteed Gold Equivalent Exchangeable Bonds due 2012 (the "**Bonds**") issued by the Company. The Bonds have an outstanding principal amount of US$53,000,000 as a result of previous Bond repurchases. The Company is seeking to cancel this part of its debt capital with the aim of strengthening its financial position. The Company believes that the purchase and redemption of the Bonds will, accordingly, enhance the overall business and prospects of the group.

ISIN/Common Code	Outstanding Principal Amount	Early Tender Consideration (1)	Late Tender Consideration (2)
XS0326034674/ 032603467	US$53,000,000	US$109,000 per US$100,000	US$104,000 per US$100,000

(1) Payable in respect of Bonds validly tendered for purchase prior to 4:00 p.m. (London time) on 9 September 2009.

(2) Payable in respect of Bonds validly tendered for purchase prior to 4:00 p.m. (London time) on 22 September 2009.

Details of the Tender Offer

The Company invites the holders of the outstanding Bonds (the "**Bondholders**") to tender their Bonds to the Company for cash, subject to the terms and conditions set forth in the tender and consent memorandum relating to the Tender Offer and the Consent Solicitation (as defined below) dated 2 September 2009 (the "**Tender and Consent Memorandum**").

In order to participate in the Tender Offer, Bondholders must validly tender their Bonds for purchase by 4.00 p.m. (London time) on 22 September 2009 (the "**Expiration Deadline**"), unless such Expiration Deadline is extended or otherwise amended, as provided in the Tender and Consent Memorandum. Electronic Voting Instructions will be irrevocable except in the limited circumstances described in the Tender and Consent Memorandum.

Bondholders who validly tender their Bonds at or prior to 4.00 p.m. (London time) on 9 September 2009 (the "**Early Tender Deadline**") will be eligible to receive a cash purchase price of US$109,000 per US$100,000 in principal amount of the Tendered Bonds (the "**Early Tender Consideration**"), to the extent that such Tendered Bonds are accepted for purchase by the Company.

Bondholders who validly tender their Bonds after the Early Tender Deadline but at or prior to the Expiration Deadline will be eligible to receive a cash purchase price of US$104,000 per US$100,000 in principal amount of the Tendered Bonds (the "**Late Tender Consideration**"), to the extent that such Tendered Bonds are accepted for purchase by the Company.

The Company will pay the Early Tender Consideration or the Late Tender Consideration, as applicable, to Bondholders on the Settlement Date, together in each case with an amount in respect of interest accrued on the Bonds since the last interest payment date.

By tendering its Bonds through the Clearing Systems, each Bondholder will be deemed to cast votes in respect of the aggregate principal amount of Bonds tendered by such Bondholder in favour of the Extraordinary Resolution at the Bondholder Meeting detailed below.

Acceptance by the Company of offers to tender the Bonds is conditional upon the Extraordinary Resolution being passed at the Bondholder Meeting. If the Extraordinary Resolution is not passed, Bondholders will continue to hold the Bonds subject to their terms and conditions.

Consent Solicitation

In conjunction with the Tender Offer, a Bondholder Meeting has been convened by the Company to take place on 24 September 2009, to consider and, if thought fit, pass the Extraordinary Resolution which, subject to certain conditions set out therein, seeks to make certain changes to the transaction documents to permit the Company, at its option, to redeem and cancel all, but not some only, of the Bonds on the Settlement Date (the "**Consent Solicitation**" and together with the Tender Offer, the "**Offer**"). The form of the notice of the Bondholder Meeting (the "**Notice of Meeting**") and the form of the Extraordinary Resolution are set out in the Tender and Consent Memorandum.

Each Bondholder should be aware that if the Extraordinary Resolution is duly approved at the Bondholder Meeting, Bonds held by it will be subject to redemption on the Settlement Date as described in the Notice of Bondholder Meeting. Any such Bonds will be redeemed at a

price of US$104,000 per US$100,000 in principal amount of the Bonds held by each Bondholder, plus accrued interest.

Bondholders should refer to both the Tender and Consent Memorandum and the Notice of Meeting for full details of the Consent Solicitation and the Extraordinary Resolution to be put to Bondholders.

Settlement

The settlement date for the Offer is expected to be no less than 5 but no more than 10 business days following the Bondholder Meeting (the "**Settlement Date**"). The Company may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer at any time (subject to applicable law and as provided in the Tender and Consent Memorandum). Details of any such extension, re-opening, amendment, waiver or termination will be announced by the Company as provided in the Tender and Consent Memorandum as soon as reasonably practicable after the relevant decision is made.

Timetable

The timetable for the Offer is detailed below:

Event	***Dates and Times***
Event	***Dates and Times***
Commencement of the Offer Period	2 September 2009
Early Tender Deadline	4.00 p.m. on 9 September 2009
Expiration Deadline	4.00 p.m. on 22 September 2009
Bondholder Meeting	4.00 p.m. on 24 September2009
Settlement Date	Expected to be no less than 5 but no more than 10 business days following the Bondholder Meeting

Irrevocable Undertakings

As at the date of this announcement, Bondholders holding an aggregate amount of US$33,600,000 of the Bonds (representing 63.4 per cent. of the principal amount of the Bonds outstanding), have irrevocably committed to participate in the Tender Offer and to vote in favour of the Extraordinary Resolution at the Bondholder Meeting (as to which, see below).

General

Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold Bonds whether such intermediary needs to receive instructions from such holder before the deadlines specified in the Tender and Consent Memorandum in order for that holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer. The deadlines set by each Clearing System for the submission and withdrawal of Electronic Voting Instructions will also be earlier than the relevant deadlines specified in the Tender and Consent Memorandum.

Copies of the Tender and Consent Memorandum are available from the Tender Agent as set out below. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to such terms in the Tender and Consent Memorandum

Requests for information in relation to the Offer should be directed to:

The Dealer Manager

J.P. Morgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

Telephone: +44 20 7588 2828
Fax: +44 20 7155 9603
Attention: Joe Seifert
Email : joe.seifert@jpmorgancazenove.com

The Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Telephone: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: David Shilson
Email: peterhambro@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender and Consent Memorandum. This announcement and the Tender and Consent Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Dealer Manager, the Tender Agent, or the Company makes any recommendation as to whether Bondholders should tender their Bonds in the Tender Offer or participate in the Consent Solicitation.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of the Tender and Consent Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender and Consent Memorandum comes are required by the Company, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Neither this announcement nor the Tender and Consent Memorandum constitutes an offer to buy or the solicitation of an offer to sell Bonds, and tenders of Bonds for purchase pursuant to the Tender Offer will not be accepted from Bondholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an offer to be made by a licensed broker or dealer and the Dealer Manager or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction,

such offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Company in such jurisdiction.

In addition to the representations referred to below in respect of the United States, each Bondholder participating in the Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in the Tender and Consent Memorandum. Any tender of Bonds for purchase pursuant to the Offer from a Bondholder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Manager and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Bonds for purchase pursuant to the Tender Offer, whether any such representation given by a Bondholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

United States

The Tender Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, US persons (as defined under Regulation S of the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Bonds may not be tendered in the Tender Offer by any such use, means, instrumentality or facility from or within the United States or by US persons. Accordingly, copies of this announcement and the Tender and Consent Memorandum and any other documents or materials relating to the Tender Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to US persons. Any purported tender of Bonds in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Bonds made by a US person or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a US person will be invalid and will not be accepted.

This announcement and the Tender and Consent Memorandum is not an offer of securities for sale in the United States or to US persons. The Bonds have not been, and will not be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of U.S. persons. The purpose of this announcement and the Tender and Consent Memorandum is limited to the Offer, and neither this announcement nor the Tender and Consent Memorandum may be sent or given to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each holder of Bonds participating in the Tender Offer will represent that it is not a US person and is not participating in the Tender Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Tender Offer from the United States. For the purposes of this and the above paragraph, United States means United States of America, its territories and possessions (including Puerto Rico, the US Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

The Tender Offer is not being made, directly or indirectly, in the Republic of Italy ("**Italy**"). The Tender Offer, this announcement and the Tender and Consent Memorandum have not

been submitted to the clearance procedures of the Commissione Nazionale per le Societd e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Bondholders are notified that, to the extent Bondholders are located or resident and/or located in Italy, the Tender Offer is not available to them and they may not tender Bonds in the Tender Offer and, as such, any Electronic Tender Instruction received from or on behalf of such persons shall be ineffective and void, and neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Offer or the Bonds may be distributed or made available in Italy.

United Kingdom

The communication of this announcement, the Tender and Consent Memorandum and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order)) or within Article 43 of the Order, or any other persons to whom it may otherwise lawfully be communicated in accordance with the Order.

Belgium

Neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiere et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezeri) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, Belgian Public Offer Law), each as amended or replaced from time to time.

Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" within the meaning of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender and Consent Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this announcement and the Tender and Consent Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France ("**France**"). Neither this announcement, the Tender and Consent Memorandum nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (a) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service

d'investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monetaire et financier, are eligible to participate in the Tender Offer. This announcement and the Tender and Consent Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

// PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

20 July 2009

Trading Update

Peter Hambro Mining Plc ("PHM" or the "Group") issues this trading statement as an update and in advance of its interim results for the six months to 30 June 2009 which are expected to be issued on 27 August 2009.

Highlights

Production Update:

- Total first half attributable gold production[1] of c.222,600oz, up 54% on the same period last year. Historically, production during the first half of the year is lower than the second half due to more significant contribution from alluvial and heap-leach operations in the second half. Production in H2 2009 will be additionally boosted by the commissioning of the second processing line at Pioneer;

- Pioneer deposit's first half gold production of 118,100oz[2] (compared with 38,800oz[2] in H1 2008) reinforces the Group's confidence in delivering its full year production target of approximately 500,000oz;

- Pioneer deposit's expansion works remain on track with the second mill expected to ramp up to full capacity in September 2009;

- Pokrovskiy deposit's first half gold production was 91,700oz[2] (compared with 92,100oz in H1 2008), in line with the Group's forecasts;

- PHM's joint ventures and alluvial operations contributed a further c.12,800oz (compared with c.13,700oz in H1 2008) to total production for the first half;

- The Group sold 210,000oz of gold in H1 2009 (versus 118,800oz in H1 2008). Joint ventures do not form part of the Group's gold revenues and are therefore excluded from the gold revenue numbers.

Gold Price and Costs

- Unit costs at the Pokrovskiy and Pioneer deposits for the first half of the year were in line with the Group's internal forecasts for the first six months of the year;
- Average realised gold sales price of US$917/oz, up c.2% on the same period last year;

Exploration and Development

- Malomir project on track for commissioning in the second half of 2010;
- Kuranakh's Olekma iron ore processing plant on track for commissioning at the end of 2009;
- Group exploration activities have produced promising results in the first half which are expected to be published in detail with the Group's interim results on the 27 August 2009.

[1]Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.

[2]In H1 2009, some of the gold from Pioneer deposit was processed through Pokrovskiy mill. Pioneer gold processed through Pokrovskiy mill is included in the Pioneer deposit figures. Figures for H1 2008 are restated accordingly.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"The increase in gold production during the first half of 54% compared to the same period a year ago is in itself very pleasing and gives us considerable confidence about our production growth plans at Pioneer and Malomir.

"We have remained resolute in our efforts to manage costs and guard our position as a low cost producer and I am pleased to report a solid performance in this respect. In our iron ore business, the Olekma processing plant is on track for commissioning at the end of 2009 and we are pleased to see some signs of recovery in the iron ore market."

Table 1: Total Attributable Gold Production

Summary Production	*6 months to 30 June*		
	2009	2008	Var. %
Mine	***'000oz***	*'000oz*	
Pokrovskiy deposit[3]	**91,700**	92,100	(0.4%)
Pioneer deposit[3]	**118,100**	38,800	204.4%
JV and Alluvials	**12,800**	13,700	(6.6%)
Total	**222,600**	144,600	53.9%

[3]In H1 2009, some of the gold from Pioneer deposit was processed through Pokrovskiy mill. Pioneer gold processed through Pokrovskiy mill is included in the Pioneer deposit figures. Figures for H1 2008 are restated accordingly.

Pokrovskiy deposit

All of the Pokrovskiy deposit's operations performed in line with expectations in the first half, yielding 91,700oz of gold (excluding Pioneer ore processed via the Pokrovskiy mill). This figure is in line with the corresponding period in 2008 and the Company's plan. In the first half of 2009, part of the mining fleet from the Pokrovskiy mine was relocated to Pioneer to meet increasing volumes there.

Recovery rates at the RIP plant in the first half were slightly lower due to the significant proportion of primary material in the blend for the mill. Some of the decrease in ore (-24% versus H1 2008) stacked at heap leach pads was due to unfavourable weather conditions in May and June.

Table 2: Pokrovskiy Mining and Processing Operations

Pokrovskiy Mining Operations				
		6 months to 30 June		
	Units	**2009**	2008	Var. %
Mining				
Total Material Moved	*`000 m³*	**2, 641**	2,899	(8.9%)
Ore mined	*t `000*	**972**	1,059	(8.2%)
Average grade	*g/t*	**2.8**	3.2	(12.5%)
Gold content	*oz `000*	**87.5**	107.5	(18.6%)
Pokrovskiy Processing Operations				
		6 months to 30 June		

	Units	**2009**	2008	Var.%
Resin in Pulp Plant				
Ore from pit	*t `000*	**572**	632	(9.5%)
Average grade	*g/t*	**3.9**	4.3	(9.3%)
Ore from stockpile	*t `000*	**263**	125	110.4%
Average grade	*g/t*	**3.9**	3.6	8.3%
Pioneer Ore	*t `000*	**35**	81	(56.8%)
Grade	*g/t*	**10.0**	15.8	(36.7%)
Total milled	*t `000*	**870**	837	3.9%
Average grade	*g/t*	**4.2**	5.3	(20.8%)
Gold content	*oz `000*	**116.2**	142.4	(18.4%)
Recovery rate	%	**83.9%**	86.7%	(3.2%)
Gold recovered	*oz `000*	**97.5**	123.5	(21.1%)
Heap Leach				
Ore stacked	*t `000*	**311**	410	(24.1%)
Average grade	*g/t*	**0.8**	0.8	-
Gold content	*oz `000*	**8**	11	(27.3%)
Recovery rate	%	**44.0%**	39.0%	12.8%
Gold recovered	*oz `000*	**3.6**	4.3	(16.3%)
Total				
Gold recovered	*oz `000*	**101.1**	127.8	(20.9%)
including				
Pokrovskiy	*oz `000*	**91.7**	92.1	(0.4%)
Pioneer	*oz `000*	**9.4**	35.7	(73.7%)

Pioneer deposit

During the first half, mining volumes were increased almost threefold compared with the same period in 2008 in order to provide uninterrupted feed for the current increased capacity rate of the Pioneer mill and to prepare for the mill's further expansion in the second half of

2009. Consequently, the mining fleet was also expanded with additional excavators, bulldozers and 90 tonne pit trucks.

The new plant performed consistently and in line with its internal design parameters.

The Andreevskaya deposit continued to produce high grade material throughout the first half of the year and thus the decision was taken to process all ore through the sorption plant without using the heap-leach operations in order to optimise gold recoveries.

Table 3: Pioneer Mining and Processing Operations

Pioneer Mining Operations		*6 months to 30 June*		
	Units	**2009**	2008	Var. %
Total Material Moved	*`000 m^3*	**3,503**	1,258	178.5%
Ore Mined	*`000 t*	**399**	174	129.3%
Grade	*g/t*	**10.1**	9.5	6.3%
Gold	*`000 oz*	**129.0**	52.8	144.3%
Pioneer Processing Operations[4]				
		6 months to 30 June		
	Units	**2009**	2008	*Var.%*
Ore from pit	*t`000*	**60**	-	-
Average grade	*g/t*	**3.7**	-	-
Ore from stockpile	*t `000*	**261**	88	196.6%
Average grade	*g/t*	**13.1**	2.5	424.0%
Total milled	*t `000*	**321**	88	264.8%
Average grade	*g/t*	**11.3**	2.5	352.0%
Gold content	*oz `000*	**116.6**	7.1	1,542.3%
Recovery rate	*%*	**93.2%**	43.7%	113.3%
Gold recovered	*oz `000*	**108.7**	3.1	3,406.5%

[4]Does not include material processed by the Pokrovskiy mill

Pioneer development

During the first half, the second mill and associated equipment were installed and testing of mills and pumps has commenced.

Construction of all facilities required by the increased capacity of the mine (accommodation, canteen, office buildings and workshops) has also been completed.

Alluvial Production

The Group`s alluvial mining operations, OAO ZDP Koboldo, ZAO Amur Dore and OOO Elga, produced c.5,400 oz of gold in the first half of the year, which was a c.13% increase on the same period in 2008. Extensive exploration was carried out at seven new sites with potential to add to current gold reserves.

Joint Ventures

Omchak Joint Venture
Omchak produced c.14,000oz of gold in the first half of 2008, in line with expectations. PHM`s attributable share of production was c.7,000oz .

Omchak also carried out exploration at three projects in the Chita Region in accordance with approved plans and licence conditions.

Amur Region Joint Ventures
In the first half of 2009, OOO Odolgo JV (formerly the Rudnoye JV) produced c.900oz with PHM having a 50% share.

Project update

Malomir

The rapid development of the Malomir project continued in the first half of 2009. The project's powerlines and all main internal roads were completed with construction of other support facilities also progressing according to plan. The sites for the plant and tailings dam have been prepared and construction of the main plant area has started

A new mining fleet has been delivered and in August 2009, advanced stripping will commence at the Quarzitovoye deposit. Further deliveries are due by October and with contracts already signed, it is expected that all remaining equipment will be delivered to the site between November 2009 and March 2010.

Kuranakh

Construction has continued at the Olekma process plant site. The concrete foundation plinths are complete and the majority of the larger equipment has been installed including the ball mills, thickeners and driers. All of the remaining equipment necessary for completion of the plant has been delivered to the site and the heating plant, currently under construction, will be operational by winter. The plant is on schedule for commissioning in the second half.

Conference Call

There will be a conference call today to discuss the announcement at **14:00** (London time).

Details to access the conference call are as follows:
The Dial-in number in the UK will be: **0800 953 0937**
The Dial-in number is Russia will be: **8108 002 097 2044**
Elsewhere, the Dial-in number will be: **+44 (0)1452 569 103**

The Conference ID in all cases will be: **20217449**

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900

Alya Samokhvalova – Group Head of External Communications

Charles Gordon – Investor Relations Officer

Rachel Tuft – Investor Relations Officer

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

Peter Hambro Mining PLC

Half-Year Report
for the period ended 30 June 2009

Contents

Highlights	01
Chairman's Statement	02
Financial Review	03
Group Operations Report	
Precious Metals Division	05
Project Update	08
Exploration Report	10
Non-Precious Metals Division	11
Change of Name	12
Risks and Uncertainties	13
Responsibility Statement	14
Independent Review Report to Peter Hambro Mining PLC	15
Condensed Consolidated Interim Income Statement	16
Condensed Consolidated Interim Statement of Recognised Income and Expense	17
Condensed Consolidated Statement of Changes in Equity	18
Condensed Consolidated Interim Balance Sheet	19
Condensed Consolidated Interim Cash Flow Statement	20
Notes to the Interim Financial Statements	21

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and transparency Rules, the Company is under no obligation to update the information contained in this release.

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining PLC. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit.

Highlights

Peter Hambro Mining PLC ("PHM", the "Company" or the "Group") is pleased to present its results for the six months ended 30 June 2009 (the "Period").

US$ million	6 months to 30 June 2009 (unaudited)	2008 (unaudited)	Variance	Year ended 31 December 2008
Financial highlights				
Group revenue	**214**	146	47%	382
Gold revenue	**193**	107	80%	288
Underlying EBITDA*	**111**	60	85%	136
Underlying EBITDA Margin**	**52%**	41%	11%	36%
Profit for the period	**75**	15	400%	23
Earnings per Ordinary share (basic)	**US$0.61**	US$0.18	239%	US$0.27
Operating highlights				
Total attributable gold production ('000 oz) ***	**223**	145	54%	394
Gold sold ('000 oz)	**210**	119	76%	341
Group average gold price received (US$/oz)	**917**	901	2%	845
Pokrovskiy mine gold production ('000 oz)****	**92**	92	(0.4%)	190
Pokrovskiy mine Total Cash Costs (US$/oz)*****	**281**	309	(9%)	293
Pioneer mine gold production ('000 oz)	**118**	3.9	203%	151
Pioneer mine Total Cash Costs (US$/oz)*****	**222**	n/a	n/a	226
Group's Total Cash Costs (US$/oz)*****	**254**	329	(23%)	320

* Underlying EBITDA is earnings before fair value changes, financial income, financial expenses, foreign exchange differences, taxation, depreciation and amortization (see note 26 to the Interim Financial Statements).

** Underlying EBITDA margin is underlying EBITDA as a percentage of revenue.

*** Total attributable gold production, in this table and elsewhere in this report, is comprised of 100% of production from the Group's subsidiaries, and the relevant share of production in joint ventures.

**** In H1 2009, some of the gold from Pioneer deposit was processed through the Pokrovskiy mill. Pioneer gold processed through the Pokrovskiy mill is included in the Pioneer production figures. Figures for 2008 are restated accordingly.

***** The "Total Cash Costs" measurements by mine replace the previously used Gold Institute Standard ("GIS") cash cost breakdown. Numbers for the previous periods have been restated accordingly. See page 3 of the Financial Review for details of what comprises Total Cash Costs.

Financial highlights
- Underlying EBITDA increased by 85% to US$111 million (H1 2008 – US$60 million) driven by a strong operating performance with total attributable production increasing to 222,600 ounces, 54% higher than in H1 2008;
- Net Profit for the Period increased from US$15 million in H1 2008 to US$75 million. This includes a US$23 million gain on repurchase of Gold Exchangeable Bonds;
- The Group's Total Cash Costs per ounce decreased by 23% (US$254/oz in H1 2009 versus US$328/oz in H1 2008) due to an increase in the Group's production and the depreciation of the Rouble.

Development highlights
- Pioneer gold mine expansion works on track with the second mill expected to achieve full capacity in September 2009;
- Malomir gold project development programme on track for commissioning in the second half of 2010;
- A pre-feasibility study for Albyn gold deposit envisages a 56.6% Internal Rate of Return ("IRR") and US$308 million NPV discounted at 10% for the project, based on full capacity production of 205,000 ounces of gold from 2012;
- Trial operations comissioned at Tokur in order to test a future processing method for the deposit;
- A pre-feasibility study accomplished for Petropavlovskoye and Novogodnee Monto deposits;
- Kuranakh's beneficiation plant on track for commissioning at the end of 2009;
- Continued progress on analysis of iron ore projects and discussions on K&S and Garinskoye with focus on off-take agreements and financing from providers of external development finance.

Exploration highlights
- Pioneer – three new high grade ore columns at Bakhmut and Andreevskaya and new ore body Vostochnaya identified;
- Malomir – two new non-refractory ore bodies parallel with and similar to Quarzitovoye identified.

Corporate highlights
- The acquisition of Aricom plc and placing to raise US$105 million (before expenses) completed;
- Purchase of a total of $127 million nominal amount of 7% exchangeable bonds at an average price of US$95 plus accrued interest from a number of investors. Following these purchases, US$53 million nominal exchangeable bonds remain outstanding at 30 June 2009;
- Move from AIM to the London Stock Exchange plc's Main Market and inclusion in FTSE 250 index;
- Subject to the Group maintaining its success through the second half, the Board has taken a decision, to recommend a dividend for the full year which will be payable in the second quarter of 2010;
- Proposal for Peter Hambro Mining PLC to be re-named Petropavlovsk PLC to reflect the evolution of the Group;
- The Board is confident that the Group is on track for delivery of its target 500,000 ounces production for the full year 2009 as well as continuing rapid expansionary progress at the Pioneer and Malomir deposits.

Chairman's Statement

Peter Hambro, Chairman said:

"This year we celebrate the fifteenth anniversary of Peter Hambro Mining and it is pleasing that we are able to report such a successful period as we reach this milestone. The net profit for the first half of 2009 is US$75 million, which reflects an increase of some 400% over the same period last year and is approximately 3 times more than the US$23 million net profit for the whole year in 2008. This success is the result of a 80% increase in gold sales to US$193 million, the successful repurchase of Gold Exchangeable Bonds at a US$23 million gain, a strong gold price, a disciplined cost performance and the depreciation of the Rouble.

In particular, we have continued with our policy of focusing on profitable production with the Group's EBITDA margin rising to over 50% for the first half of 2009 versus 41% the previous half year despite only a 2% rise in the half-on-half gold price and higher levels of Russian inflation albeit assisted by the Rouble depreciation. Moreover, the rapid and successful ramp up of our projects has allowed for a decrease of the Group's overhead costs on a unit of production basis thus maintaining our costs at the low end of the worldwide industry scale. This trend is likely to continue in future as the Group's steep growth contributes more and more profitable ounces to the overall production. Today we are giving a breakdown of total costs by mine, enhancing transparency, which we hope will be appreciated by the market.

At Pokrovskiy, production was in line with the previous year at nearly 92,000 ounces. With Total Cash Costs of US$281/oz, the mine continues its important role in our results and as a base for the development of other assets of the Group in the region.

At Pioneer, the development of the processing plant continued smoothly with production increasing by 203% and the Total Cash Costs reducing by 2% against those for the full year 2008 resulting in Total Cash Costs of US$222/oz. This positions the Pioneer mine well amongst the lowest cost producers in the world. The second phase of development of the processing plant is on schedule and I am confident that this too will have a marked effect on our profitability. The results of ongoing exploration activities at Pioneer during the period increased the reserves and resources base, thus extending mine life. In particular, two new ore bodies with high grade samples that were previously identified by geochemical work were confirmed and a continuation of the high grade Andreevskaya ore column has been established.

At Malomir, many of the major infrastructural and equipment requirements are complete and I remain confident that production will begin in the second half of 2010. The recent exploration results identified a potential for additional non-refractory resources, which could allow for the mine to work using simpler, direct cyanidation technology for a longer period.

Today's report gives an overview of one of our next gold mining projects, Albyn, which I believe represents a very exciting development for the future. It is located in the same cluster of deposits as Malomir in the north-east of the Amur region and we can look forward to its technologically simple ores making a contribution to gold production from 2012. Our forecast annual production at full capacity for this deposit has almost doubled to 205,000 ounces.

I am also pleased to report that in H1 2009 the trial operations were commissioned at Tokur in order to test a future processing method for the deposit. We also accomplished a pre-feasbility study for Petropavlovskoye and Novogodnee Monto deposits, allowing us to compile an initial plan development for these deposits.

The non-precious metals division continues to make significant progress and I believe that with the current economic success of China, the iron ore projects in particular will deliver significant shareholder value from their impressive size and their proximity to the Sino-Russian border. Kuranakh moves forward towards production later this year and discussions with potential development partners for K&S and Garinskoye continues.

During the Period, PHM took steps to strengthen its balance sheet, including the acquisition of Aricom and the US$105 million (before expenses) equity placing. During the first half of the year, the Group has also purchased US$127 million nominal value of its Gold Equivalent Exchangeable Bonds.

With the current gold price providing expectations of good cash flow over the next few quarters, we are in a strong financial position to address our future growth plans. In addition, the Russian banking system has stabilised and the Group has secured a new US$60 million long-term loan facility with Sberbank.

The Board places great importance on returning money to investors out of profits. Accordingly the Directors intend, subject to the Group maintaining its success through the second half, to recommend a dividend for the full year which will be payable in the second quarter of 2010.

In fifteen years, the nature of our business has changed almost beyond recognition from a gold mining junior to a major multi-mine, multi-commodity business and today's results bear witness to the benefits of these developments. As a result, the Board has decided that the existing company name no longer reflects the true nature of the business and we have today recommended that, subject to shareholder approval, the name of the Company be changed to Petropavlovsk PLC. Recognising that almost all our assets and employees are in Russia, we have chosen Petropavlovsk because it is a Russian name with a powerful historical significance. From the Petropavlovsk fort in the west in St. Petersburg to the city of Petropavlovsk-Kamchatskiy in the east, Petropavlovsk is a name known across Russia. At the same time its derivation from the names Peter and Paul continues to link the business name to Pavel and I as the Group's founders and we both look forward to contributing to the continuing success of the Group under its new identity.

Overall, I believe the Group is in the strongest position since its inception. We have taken, decisively, the necessary steps to weather the financial storms that have affected so many and I am confident that currently we have the appropriate strategy to continue to take advantage of a range of opportunities in both our precious and non-precious metals divisions.

For the remainder of the year we are on track to reach our 500,000 oz production target. In order to achieve this we will ramp up the second circuit at Pioneer in the second half, and while this will impact unit costs to a degree, we remain confident of a strong outcome for the full year".

Financial Review

Group results

Following the acquisition of Aricom plc completed on 22 April 2009, the Group's results for H1 2009 comprise the results of PHM operations for the six months to 30 June 2009 together with the results of Aricom operations from 22 April 2009 to 30 June 2009.

The Group's revenue increased by 47% to US$214 million in H1 2009 compared to US$146 million in H1 2008, with revenue from the precious metals division increasing up 80% from US$107 million to US$193 million. The increase in revenue from the precious metals division was mainly attributable to a higher number of ounces sold and a 2% increase in the average gold price realised. The increase in revenue from the precious metal division was partially offset by a reduction in revenue from services historically provided to Aricom (which are intra-group following the completion of the acquisition of Aricom), as well as expected reduction in external revenues from engineering and other services.

The Group earned US$88 million operating profit (H1 2008 – US$41 million). This is mainly due to an increase in operating profit from the gold operations, offset by central administration costs in the UK and Russia and foreign exchange losses on net monetary assets denominated in Roubles. Central administration costs increased by US$4 million (from US$16 million in H1 2008 to US$20 million in H1 2009) primarily due to the one off costs of admission to the Main Market of the London Stock Exchange of US$5 million.

Net profit for the Period increased by 400% to US$75 million from US$15 million in H1 2008, primarily as a result of US$51 million increase in EBITDA, US$23 million gain recognised on the redemption of the Gold Exchangeable Bonds and fair value gains on derivatives of US$2 million (H1 2008: fair value losses of US$10 million). This was partly offset by foreign exchange losses and higher taxation due to the increased overall profitability and deferred tax charges.

Basic earnings per share ("EPS") was 61c per share increasing by 239% compared to 18c per share in H1 2008, increased by the one off gain resulting from the purchase of Gold Exchangeable Bonds.

Today the Group is providing mine by mine Total Cash Costs. The Group believes that this increased disclosure will enhance shareholders' understanding of the Group's operations.

Precious metals operations

	Pokrovskiy $'000	Pioneer $'000	Alluvials $'000	Other $'000	**H1 2009 Total $'000**	H1 2008 Total $'000
Revenue						
*Gold sales ('000 oz)**	*100,621*	*109,428*			**210,049**	118,800
Gold sales	92,253	100,327			**192,580**	107,039
Silver sales	192	1,565	60		**1,817**	376
Other external sales				46	**46**	1,979
Total Group revenue from external customers	**92,445**	**101,892**	**60**	**46**	**194,443**	109,394
Expenses						
Operating cash expenses	21,347	16,816	338	386	**38,887**	29,667
Refinery and transportation	708	797			**1,505**	905
Royalties	5,543	5,956			**11,500**	6,848
Other taxes	669	742	23		**1,433**	1,620
Total cash costs*	**28,267**	**24,311**	**361**	**386**	**53,325**	39,040
General overheads					**2,278**	2,874
Impairment					**2,739**	3,197
Non-cash stockpile adjustment					**5,668**	4,451
Depreciation and amortisation					**9,676**	7,787
Total net operating expenses					**73,686**	**57,349**
Share of results in joint ventures					**1,014**	(2,182)
Precious metals results					**121,771**	**49,863**
Group's Total Cash Costs*					**254**	**329**

* Total Cash Costs derived as the Total Cash Costs for the precious metals segment divided by the total of number of ounces of gold sold.

Financial Review
(continued)

Non-precious metals and other operations
Non-precious metals and other operations in total generated a loss of US$6.6 million for H1 2009 compared to US$0.7 million profit in H1 2008 of which US$2 million was attributable to losses in relation to the Aricom Group operations since its acquisition on 22 April 2009. The remaining losses were mainly attributable to the engineering division. In addition from 22 April 2009, the Group incurred overhead expenses in relation to Aricom of US$1.3 million which are included in the Central Administration Costs.

Net debt
At 30 June 2009, the Group's Net Debt reduced to US$79 million from US$389 million at 31 December 2008. The reduction in Net Debt was due to the placing of 16 million PHM shares, the acquisition of Aricom plc and cash generated from operations.

During the Period, the Group purchased US$127 million nominal amount of its 7% Gold Exchangeable Bonds and repaid US$24 million of short-term borrowings. As at 30 June 2009, the Group held US$165 million of cash.

Capital and exploration expenses
During the first half of the year, the Group incurred a total of US$93 million of capital expenditure predominantly on the development of the Pioneer, Malomir and Kuranakh projects and the acquisition of the Ushumun coal deposit. Exploration expenditure comprised US$13 million, which was incurred mainly in relation to exploration of the Pokrovskiy, Pioneer and Malomir flanks. Capital expenditure in the second half of the year is expected to be in the order of US$120 million.

Cost reporting
As the Group has become a multi-commodity producer, the decision has been taken to report Total Cash Costs per mine in future, replacing the Gold Institute Standard ("GIS") measure previously used. The previous year's costs have been restated accordingly and for comparison purposes, the GIS numbers are also included for the Pokrovskiy mine.

Outlook
For the remainder of the year the Group is on track to reach our 500,000 oz production target. In order to achieve this a ramp up of the second circuit at Pioneer needs to be maintained in the second half of the year. While this will impact unit costs to a degree, the Group remains confident at a strong outcome for the full year.

Group Operations Report

Precious Metals Division

Pokrovskiy mine

All of the Pokrovskiy deposit's operations performed in line with expectations in the first half, yielding 101,100 ounces of gold production (including 9,400 ounces of Pioneer ore processed at the Pokrovskiy mill) at Total Cash Costs of US$281/oz compared to 127,800 ounces (including 35,700 ounces of Pioneer ore processed at the Pokrovskiy mill) in the first half of 2008 at US$309/oz.

Recovery rates at the RIP plant in the first half were slightly reduced due to the large proportion of primary material in the blend for the mill. Some of the decrease in ore (–24% compared with H1 2008) stacked at the heap-leach pads was due to unfavourable weather conditions in May and June.

Operating results

		6 months to 30 June		
	Units	2009	2008	Var. %
Mining operations				
Total material moved	m^3	**2, 641**	2,899	(8.9%)
Ore mined	'000 t	**972**	1,059	(8.2%)
Average grade	g/t	**2.8**	3.2	(12.5%)
Gold content	'000 oz	**87.5**	107.5	(18.6%)
Processing operations				
Resin in Pulp Plant				
Ore from pit	'000 t	**572**	632	(9.5%)
Average grade	g/t	**3.9**	4.3	(9.3%)
Ore from stockpile	'000 t	**263**	125	110.4%
Average grade	g/t	**3.9**	3.6	8.3%
Pioneer ore	'000 t	**35**	81	(56.8%)
Grade	g/t	**10.0**	15.8	(36.7%)
Total milled	'000 t	**870**	837	3.9%
Average grade	g/t	**4.2**	5.3	(20.8%)
Gold content	'000 oz	**116.2**	142.4	(18.4%)
Recovery rate	%	**83.9%**	86.7%	(3.2%)
Gold recovered	'000 oz	**97.5**	123.5	(21.1%)
Heap Leach				
Ore stacked	'000 t	**311**	410	(24.1%)
Average grade	g/t	**0.8**	0.8	–
Gold content	'000 oz	**8**	11	(27.3%)
Recovery rate	%	**44.0%**	39.0%	12.8%
Gold recovered	'000 oz	**3.6**	4.3	(16.3%)
Total				
Gold recovered	'000 oz	**101.1**	127.8	(20.9%)
including				
Pokrovskiy*	'000 oz	**91.7**	92.1	(0.4%)
Pioneer*	'000 oz	**9.4**	35.7	(73.7%)

* In H1 2009, some of the gold from Pioneer deposit was processed through the Pokrovskiy mill. Pioneer gold processed through the Pokrovskiy mill is included in the Pioneer production figures. Figures for H1 2008 are restated accordingly.

Costs

As the Group has become a multi-commodity producer, the Board believes that "Total Cash Cost" measurements by mine should replace the previously used GIS cash cost breakdown. The figures for H1 2008 have been restated accordingly to give a true comparator for H1 2009 figures and for reconciliation purposes, the comparable GIS breakdown for H1 2009 is also included.

Pokrovskiy costs*

	6 months to 30 June 2009	6 months to 30 June 2008	Var. %
Operating cash expenses	**212**	231	(8.2%)
Refinery and transportation cost	**7**	8	(12.5%)
Cash operating costs	**219**	239	(8.4%)
State royalties	**55**	58	(5.2%)
Other taxes	**7**	12	(42%)
Total Cash Costs	**281**	309	(9.1%)

* Including costs of Pioneer ore processed through the Pokrovskiy mill.

Group Operations Report (continued)

Precious Metals Division

During the first half of 2009, Pokrovskiy mining costs decreased by 17% in comparison with H1 2008 while processing costs at Pokrovskiy decreased by 11%, helped by the depreciation of the Rouble. The decrease in costs was achieved despite inflation causing electricity costs to rise by 26%, chemical reagents costs to rise in the range from 41% to 108% and consumables costs to rise in the range from 25% to 39%. Cash operating expenses were also impacted by lower grades processed through the mill (18.4% decrease compared to the same period in 2008), and lower recoveries, down by 3.2%.

As refinery and transportation costs are mainly dependent on the amount of gold produced and the gold price, these constituents of Total Cash Costs remained broadly flat. State royalties amounted to 6% of Pokrovskiy's US$92.3 million gold revenue. Other taxes are not directly associated with production and, with the overall increase of production from Pokrovskiy and Pioneer, their share within unit costs decreased.

Pokrovskiy's administrative overheads decreased by 51% from US$5.5 million in H1 2008 to US$2.7 million in H1 2009 due to the commissioning of the Pioneer operations allowing for the partial allocation of these Pokrovskiy costs to Pioneer and a weaker Rouble.

As a result of the above, Total Cash Costs per ounce were down by 9%, from US$309/oz in H1 2008 to US$281/oz in the current Period.

2009 GIS versus Total Cash Costs comparison

The table below demonstrates the difference in approach to cost calculation according to the GIS and Total Cash Costs methodologies. The main difference is in the treatment of overhead costs which are not directly associated with mine operations. The Group's new reporting policy provides for disclosure of Total Cash Costs inclusive of both direct and indirect costs. Net operating expenses were adjusted for US$1.4 million or U$14/oz of overheads incurred but not directly associated with the Pokrovskiy operations. Silver credits of US$15.6/oz were excluded from the full cost analysis and shown as part of revenue.

Pokrovskiy

US$/oz	6 months to 30 June 2009 Full	GIS
Operating cash expenses	212	198
Silver credits	0	(16)
Refinery and transportation cost	7	7
Cash operating costs	**219**	**189**
State royalties	55	55
Other taxes	7	7
Total cash costs	**281**	**251**

Pioneer mine

Pioneer's growing importance in the Group was emphasised in the first half with 108,700 ounces (excluding 9,400 ounces of Pioneer ore processed at the Pokrovskiy Mill) produced at Total Cash Cost of US$222/oz.

Pit development at the central section of the Andreevskaya zone is continuing, with the pit now at 60 meters depth.

Due to the presence of very high grade areas (grades up to 1kg/tonne) at Andreevskaya and in order to provide stable grades for mill feed, ore from Andreevskaya is blended twice in a process. Firstly, this is achieved within the pit through accurate mine planning and secondly at an intermediate stockpile immediately before ore is sent to the plant. The resulting grade stability through the mill has ensured a reduction of losses into the tailings dam.

The new plant performed consistently and in line with its internal design parameters proving the chosen technology.

Pioneer

	Units	6 months to 30 June 2009	2008	Var. %
Mining operations				
Total material moved	'000 m^3	**3,503**	1,258	178.5%
Ore mined	'000 t	**399**	174	129.3%
Grade	g/t	**10.1**	9.5	6.3%
Gold	'000 oz	**129.0**	52.8	144.3%
Processing operations				
Ore from pit	'000 t	**60**	–	–
Average grade	g/t	**3.7**	–	–
Ore from stockpile	'000 t	**261**	88	196.6%
Average grade	g/t	**13.1**	2.5	424.0%
Total milled	'000 t	**321**	88	264.8%
Average grade	g/t	**11.3**	2.5	352.0%
Gold content	'000 oz	**116.6**	7.1	1,542.3%
Recovery rate	%	**93.2%**	43.7%	113.3%
Gold recovered	'000 oz	**108.7**	3.1	3,406.5%

Costs

During the Period the Total Cash Costs at Pioneer amounted to US$222/oz, which establishes the mine as one of the lowest cost gold operations in the world. During the first six months of 2009 as a result of mining operations at Pioneer 3,503m³ of material was moved. Due to the higher

grades being produced by the Andreevskaya pit, the decision was taken to process all ore throughout 2009 via the RIP plant without using the heap-leach operations. During H2 2009 production is expected to increase progressively as the second circuit is being brought on line. Over time, the mine's capacity is expected to increase by five times in the mid-term although much lower grade material is set to be introduced. Over this period Total Cash Costs are not expected to alter significantly as the significant reduction in grade compared to those at Andreevskaya will be accompanied by a similar reduction in the stripping ratio. In addition, the usage of heap-leach technology combined with sorption leaching during the summer period is also expected to reduce two-fold the processing costs per tonne of ore.

Pioneer*

US$/oz	6 months to 30 June 2009
Operating cash expenses	**154**
Refinery and transportation cost	**7**
Cash operating costs	**161**
State royalties	**54**
Production taxes	**7**
Total cash costs	**222**

* No meaningful comparison for H1 2008 as the mine worked at ramp-up phase.

Pioneer development
During the Period, the second mill and associated equipment were installed and testing of the mills and pumps commenced. The second mill is expected to work at its full designed capacity in September 2009. Construction of the third mill of the same capacity has started and it is expected to be in production in the second half of 2010, further expanding the mine to the full designed capacity.

The original design of the Pioneer mills provided for the usage of a sorption circuit during the winter periods (six months) and a combination of a sorption circuit and heap leach during summer periods (six months). For the first grinding circuit this envisaged a capacity of 55,000 tonnes per month using sorption technology and 110,000 tonnes a month when heap leach technology is used in combination with sorption. As heap-leach operations were not used in the course of 2009 due to the higher grades from the Andreevskaya pit, the first grinding circuit worked at 660,000 tpa capacity. The second and third circuits' capacity is 125,000 tonnes each per month using sorption technology during the winter period and 250,000 tonnes each per month using both sorption and heap-leach technologies during the summer period. This results in 2,250,000 tpa capacity for each of the second and third grinding circuits.

Therefore, the overall total capacity of Pioneer plant using combined technology is 5,490,000 tpa.

Alluvial production
The Group's alluvial mining operations, OAO ZDP Koboldo, ZAO Amur Dore and OOO Elga, produced 5,400 ounces of gold in the first half of 2009, which was a 13% increase on the same period in 2008. There were no sales of the production from alluvial operations during the Period. Extensive exploration was carried out at seven new sites with the potential to add to current gold reserves. Historically, the main share of annual alluvial operations production comes in the second half of the year.

Joint ventures

Omchak Joint Venture
Omchak produced 14,000 ounces of gold in the first half of 2009, in line with expectations. PHM's attributable share of production was 7,000 ounces. Due to seasonal effects the majority of the JV's production comes in the second half of the year.

Omchak exploration activities are concentrated on four main projects: three of them are located in the Zabaikalskiy Krai and one in the Irkutsk region. Exploration works at the Verkhne-Aliinskoye deposit were completed with a feasibility study approving reserves in the C1 and C2 categories of about 590,000 ounces at 10g/t. An additional 500,000 ounces of category P1 resources were estimated as a result of exploration work. The deposit is expected to be developed via underground operations.

Exploration works at Bukhtinskaya ore field are ongoing with initial estimates of around 1 million ounces of P2 resources at 4–5 g/t. Initial exploration studies assessed around 2 million ounces of gold of P1 and P2 categories at the Kuliinskiy ore field whilst at the Birusinskiy, licence area estimates of 980,000 ounces at 3–5g/t and 670,000 ounces at 2g/t of P2 resources were made based on work carried out by the Group's predecessors.

Amur Region Joint Venture
In the first half of 2009, Odolgo JV (formerly the Rudnoye JV) produced approximately 900 ounces with PHM having a 50% attributable share of production.

Group Operations Report (continued)
Project update

Malomir deposit
The rapid development of the Malomir project continued in the first half of 2009. The project's power lines and all main internal roads were completed with construction of other support facilities also progressing according to plan. The sites for the plant and tailings dam have been prepared and construction of the main plant area has started.

The first part of the new mining fleet has been delivered for advanced stripping to commence at the Quarzitovoye deposit. Further deliveries are due by October 2009 and, with the majority of contracts already signed, it is expected that all remaining equipment will be delivered to the site between November 2009 and March 2010. The project is on schedule for commissioning in the second half of 2010.

Tokur deposit
At the Tokur deposit, exploration continues on the main ore body. Trial operations were commissioned in H1 2009 in order to test a future processing method for the deposit. This envisages a re-processing of dumps from the old Tokur underground mine using a new x-ray separation technology as the ore at the dumps bears the same technological characteristics as the main ore body. The resulting product yields 4.5 g/t of material suitable for direct mill feed. This material is currently stockpiled until the main mining and processing operations commence. Gold recovery was 72% and the throughput of the classifier/separator complex was 850 tonnes of ore per day. A portion of alluvial gold was also produced during the process in line with the production schedule reported by the Group previously.

Albyn deposit
As a result of exploration works and metallurgical tests by the Group a pre-feasibility study has been completed for the deposit. A summary of the important aspects of the study are listed below.

Reserves and resources
Russian Classification Reserves and Resources:

Zone	Category	Ore '000t	Grade, g/t	Gold, oz
Albyn east	C2	13,720	2.6	1,160,127
Albyn east	P1	1,500	2.6	125,402
Albyn west	P1	2,020	2.8	183,280
Total	**C2+P1**	**17,240**	**2.65**	**1,468,809**

Mining
Open pit operations. Average stripping ratio for the life of the mine is 11.7:1 t/t (within a framework of the optimal pit).

Mining schedule
Set out below is a production schedule for the deposit. Subject to the Board's investment decision, the commissioning of the plant is planned for July 2011.

	Units	2011	2012	2013	2014	2015	2016
Ore	'000 t	700	2,800	2,800	2,800	2,800	2,800
Grade*	g/t	2.5	2.5	2.5	2.5	2.5	2.5
Recovery	%	91	91	91	91	91	91
Gold	'000 oz	**51**	**205**	**205**	**205**	**205**	**205**

* Average grades calculated taking into account losses and dilution.

Technology
Metallurgical studies of Albyn ores have established that the gold is contained in a simple extractable form. Metallurgical studies are based on several blend 500 kilogramme samples. Tests showed that by using gravitational technology it is possible to recover 91.3% of gold and a direct cyanidation technology yield 94% recovery of gold.

Plant
Throughput of 2.8 million tonnes per annum is envisaged using three stage crushing and grinding in ball mills to produce a concentrate. Gold is recovered via a gravity circuit followed by cyanidation of the concentrate. It is planned to build two parallel processing lines simultaneously.

A financial model run at a constant US$850/oz gold price, RUR32/US$ exchange rate and on the current capital expenditure estimate of US$160 million results in the following cost and IRR profiles:

Financials

Total Cash Costs for the life of the mine (US$/oz)	347
Internal Rate of Return (%)	57%
NPV @10% (US$m)	308
Payback period	3 years

The Company believes that the results of the study are accurate to within c.20%. A full engineering and design study is planned to be completed during the course of 2010.

Yamal

Novogodnee Monto, Petropavlovskoye and Toupugol-Khanmeishorskaya area

The Group is assessing the projects located in the Yamal region and is attempting to optimise the project return with a minimum capital expenditure.

The majority of fieldwork at Petropavlovskoye and on the Toupugol-Khanmeishorskaya exploration areas was finished in 2008. Two reports on these assets have been completed for submission to the Yamal Local Commission on reserves and resources. Some of the information included in the current project scenario is set out below but may materially change depending on further analysis regarding other local projects and the opportunity to further optimise the regional resource base.

A summary of the current pre-feasibility study for Petropavlovskoye and Novogodnee Monto is set out below.

Reserves and resources

Russian Classification Reserves and Resources:

Category	Ore, 000 t	Grade, g/t	Gold, oz
C1+C2	16,399	1.19	627,000
P1	7,715	3.0	743,000
C1+C2+P1	24,114	1.77	1,370,000

Mining

Open pit operations. Average stripping ratio for the life of the mine is 9.5:1 t/t (within a framework of the optimal pit).

Mining schedule

Set out below is a production scenario for the deposit. Subject to the Board's investment decision and suitable finance, commissioning of the plant is planned for the second half of 2012. 90% of the overburden stripping is expected to be producing high quality gravel which can be used as construction aggregates. The project envisages production of 1.2 million tonnes per annum of construction material which is expected to substantially improve the project's economics.

	Units	Year 1	Year 2	Year 3	Year 4	Year 5
Ore	'000 t	1,300	2,600	2,600	2,600	2,600
Grade	g/t	2.0	1.6	1.4	1.4	1.4
Recovery	%	82	82	82	82	82
Gold	'000 oz	**92**	**145**	**125**	**125**	**125**

Technology

Metallurgical studies of Yamal ores established that the gold is contained in a moderately difficult extractable form. Tests showed that a combination of floatation and cyanidation technologies yields overall recovery of 82%.

Plant

Throughput of 2.6 million tonnes per annum is envisaged using primary crushing in jaw crusher followed by two stage grinding in SAG and ball mills and floatation followed by cyanidation of the concentrate. It is planned to build two parallel processing lines simultaneously.

Group Operations Report (continued)
Exploration Report

During the first half of the year, exploration was focused on the Group's main projects which will contribute to the production plan until 2012.

A total of 320,064m^3 of trenching and 1,957 metres of drilling was carried out by the Group during the first six months of 2009.

Pokrovskiy flanks
As a result of exploration work at the Pokrovskiy deposit's internal flanks, the Pokrovka-2 resource/reserve model was completed and a report on the reserves and resources for Bazoviy, Vodorazdelniy, and Pokrovka-2 was submitted for State approval. The Group's estimate is 280,000 ounces of contained gold in Russian C2 category reserves in the flanks areas (Pokrovka-2, Vodorazdelniy and Bazoviy) which have been sufficiently explored. All these areas can be mined by shallow open pits with low stripping ratio.

Active exploration continues at the main Pokrovskiy pit area for potential pit expansion at depth. Exploration in the outer flanks areas is now concentrated on the Zheltunakskaya area. Drilling in the west of this area has indicated an ore-bearing zone above the thrust surface. It is possible that this is the displaced upper part of an ore body lying below the thrust surface and current work has already identified a cross section with a thickness of 8 metres at an average grade of 6g/t.

Metallurgical testwork on a combined sample of primary and oxidised ore from Luzhki exploration area has been carried out to provide the basis for a shallow open pit supplying additional ore to the Pokrovskiy mill.

Pioneer
Further exploration work at the Pioneer licence area yielded very positive results. With a significant increase in reserves and resources at already identified areas due to infill drilling, the Group has also encountered three further enriched areas (ore columns) at zones Bakhmut and Andreevskaya.

The central ore column of the Andreevskaya zone has been followed to a depth of 180 metres and is still open at depth. The current pit base is 60 metres from the surface.

In the north-east ore column, two sub-parallel ore zones have been defined, which contain visible gold and high-grade intersections including 1.7 metres at 366g/t, 6.2metres at 53g/t and 7.7 metres at 55g/t. The maximum assayed sample grade in this area is 859g/t and the gold occurs largely in quartz veinlets. This ore zone is also open at depth and the south-west ore column also remains open at depth and to the north-east.

In addition, at the far north-eastern end of Andreevskaya, a new ore body has been defined and there is significant potential for the Andreevskaya reserves/resources base to be substantially expanded with 65,000 ounces of Russian C2 reserves already defined during the first half of 2009.

Exploration works at other areas of the deposit identified a further ore body, Vostochnaya. It is an extensive stockwork zone with thickness of 180 metres, containing about 10 ore intervals with thicknesses of 1.8–35 metres and grades between 0.5–33.4g/t. This ore zone is expected to provide a useful source of material to blend with high-grade Andreevskaya ore. There are grades up to 84.3g/t in this zone and it is located less than 500 metres from the mill. The resource is open westwards and at depth, and there is also the possibility of some extension eastwards. 60,000 ounces of C2 reserves were established at this area.

Infill drilling at the Bakhmut zone, defined two new ore columns in this area, with anticipated grades in the region of 40–50g/t. Bakhmut C2 reserves of 196,000 ounces have been established.

Malomir
Exploration work at Malomir in the first half of 2009 concentrated on the Quarzitovoye ore zone where confidence in the level of reserves has improved. Some enriched areas at depth were also identified with the potential to be developed as an underground mining operation in future. Exploration continues in and around this zone, and current Quarzitovoye reserves estimates are expected to be revised upwards in due course.

200 metres to the east of Quarzitovoye, a new parallel ore body was identified with thicknesses between 5.1–20.7 metres and average grades varying between 1.24–4.65g/t with mineralisation open in all directions. Some samples from this ore body are reaching 100g/t. Initial testwork suggests that the ores here are not refractory and have similar metallurgical properties to those at Quarzitovoye; which would prolong the period of simple recovery from direct cyanidation technology.

A similar enriched zone was also identified 400 metres to the west from Quarzitovoye ore body and exploration work is ongoing.

Kirovskiy
Very promising results were received from exploration work in the Kirovskiy area within the Solovyevskiy licence area which is owned by the Group as part of the Odolgo Joint Venture. Three ore zones were identified at this licence area. Preliminary estimates suggest around 1 million ounces of Russian P1 resource. Some grades are up to 200g/t at 2 metres thickness.

Group Operations Report (continued)
Non-Precious Metals Division

Kuranakh project
As the Kuranakh beneficiation plant nears the commissioning stage, the project team has completed a sizeable area of advanced stripping and has finalised the commissioning of the crushing and screening plant.

Mining was concentrated entirely on the Saikta open pit and by the end of June 2009 the pit had reached a depth of 80 metres. During the period, the total volume of overburden and ore mined was 719,300m^3 including 44,200 tonnes of ore which was stockpiled for further processing.

The plant did not process ore during the first half of 2009 due to the suspension of sales of pre-concentrate to China in late 2008. The stockpiled reserves of ore reached 109,000 tonnes by the end of the period.

Construction has continued at the Olekma beneficiation plant site. The concrete foundation plinths are complete and the majority of the larger equipment has been installed including the ball mills, thickeners and driers. The majority of the support facilities are complete including administrative buildings, the accommodation blocks and the canteen. All of the remaining equipment necessary for completion of the plant has been delivered to the site and the plant is on schedule for commissioning at the end of 2009. At full capacity the beneficiation plant should produce 900,000tpa of titanomagnetite and 290,000tpa of ilmenite.

The Group has entered into a Memorandum of Understanding with a Chinese steel producer located in Heilongjiang, the area across the Sino-Russian border from the Amur Region and EAO, to process the titanomagnetite concentrate produced by the Kuranakh project beneficiation plant at Olekma. This concentrate contains a significant quantity of vanadium pentoxide which is a valuable commodity used in the hardening of steel. The proposed joint venture foresees the construction of a plant adjacent to our partner's current operations which would generate significant value by leaching the vanadium whilst leaving the titanomagnetite for use in the normal steel blast furnace. The project partners have commissioned a design study which is expected later in 2009.

K&S and Garinskoye projects
In October 2008 the Group presented the results of the K&S and Garinskoye Combined Feasibility Study that detailed the construction of a combined iron ore and metal processing plant at K&S, capable of producing 17 million tpa of iron ore. Since then the Group has internally created production rate options that are dependent on the extent of incoming funds. Mining rates were varied from 3.5mtpa to 20mtpa and processing options that vary from producing concentrate only through to producing a fully metallised Direct Reduced Iron.

During the Period the following key milestones were achieved:

- Receipt of all permits and approvals for construction;
- Geotechnical research for construction facilities has been completed;
- Water reserves have been confirmed and usage permissions have been obtained;
- Environment and Social Public consultations and hearings on the project have been carried out;
- Receipt of technical specifications for connecting electric lines and rail connections;
- The design of the process plant and accommodation camp has been completed;
- Clearing and preparation of area for construction of the process plant, accommodation camp, temporary base and roads has been completed;
- A new office has been constructed at Birobidjan.

Progress at the K&S project is closely correlated with discussions with third parties to attract the finance required to develop the project to the production phase. Negotiations took place during the first half of the year with a number of prospective partners to develop and finance an Engineering Procurement Construction Management (EPCM) contract as well as an off-take agreement for the iron ore produced from the project. Discussions continue and now include financing options. The recent increase in the local spot price for iron ore has increased interest in the projects. Because the negotiations are at a sensitive stage the Group has decided that a more detailed report on the progress and possible future development of its major iron ore assets should only be made once the outcome is clearer.

As part of the iron ore development plan the Group has recently acquired the Ushumun coal deposit, situated in the EAO approximately 40km to the south of Birobidjan, for this reason. This would be source of coal for the Group's heating plant requirements and for the metallisation plant to be built at K&S.

Titanium Sponge Plant
This project is located in Jiamusi City, China and is a 65% PHM owned joint venture with our partner, Chinalco, holding a 35% interest.

The Shenyang Aluminium Magnesium Institute (SAMI) completed the design work for of the titanium sponge plant in June 2009. The total investment requirement is estimated at US$363 million.

The start-up date for the manufacture of slag is currently scheduled in the second half of 2010 with the first titanium sponge production scheduled for mid-2011. The Group has proposed that the plant should be built by an engineering subsidiary of Chinalco with a turnkey EPCM contract.

Offers have been received from three Chinese banks and we expect the project to be funded on a normal project finance basis.

Change of Name

Over fifteen years, the nature of the Group's business has changed almost beyond recognition from a gold mining junior to a major multi-mine, multi-commodity business. As a result, the Board has decided that the existing company name no longer reflects the true nature of the business and has recommended that, subject to shareholder approval, the name of the Company is changed to Petropavlovsk PLC. Recognising that almost all Group's assets and employees are in Russia, the Directors have chosen Petropavlovsk because it is a Russian name with a powerful historical significance. From the Petropavlovsk fort in the West in St. Petersburg to the city of Petropavlovsk-Kamchatskiy in the east, Petropavlovsk is a name known across Russia. At the same time its derivation from the names Peter and Paul continues to link the business name to Peter Hambro and Pavel Maslovskiy as the Group's founders.

The Notice for the EGM, at which a resolution regarding the change of name will be proposed, will be sent to shareholders tomorrow and will also be available on the Company's website www.peterhambro.com. The EGM will be held at 10.00 a.m. on 14 September 2009 at 11 Grosvenor Place, London SW1X 7HH.

Risks and Uncertainties

The exploration for and development of natural resources is a speculative activity that involves a high degree of risk. The Directors believe that the principal risks and uncertainties detailed on pages 28-29 of the annual report for the year ended 31 December 2008 remain. These risks and uncertainties as well as other risks and uncertainties arising from the acquisition of Aricom Plc that are material for the remaining six months of the financial year are summarised below:

- Geology and reserves risk – the Group's operations will be subject to all of the hazards and risks normally encountered in the exploration and evaluation of mineral deposits;
- Commodity price risk – changes in the market price for gold and iron-ore as well as current gold sales arrangements may adversely affect the Group's financial performance and cash flows;
- Competition from other gold and iron-ore companies;
- The Group may not be able to finance its planned capital expenditures;
- Project development risk – risk of economic feasibility of production changing throughout the project development from the initial phases of exploration until production is possible which could have an adverse effect on the Group's business, operations and financial performance;
- Implementation of new projects – the implementation of certain of the Group's projects depends on agreements with third parties and involves governments' consents. There is no certainty that these will be achieved;
- The estimation of reserves and resources is subject to significant uncertainties and the estimates may be subject to restatement;
- In the event of non-compliance with terms of licences, the Group's exploration, development and production licences may be suspended or revoked prior to their expiration, or not extended, which may severely curtail the Group's exploitation of the affected mineral deposits;
- Operational considerations – a failure or delay in completion of operational goals on time and within budget may impact the Group's business, operations and financial performance;
- Environmental regulations – health, safety, environmental and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on the Group's earnings and cash flows.
- Lack of infrastructure may adversely affect the Group's ability to develop its resources;
- Labour – the Group faces the risk of increased liabilities in case of accidents due to operations carried out under potentially hazardous conditions and the risk that it will be unable to retain or recruit required qualified personnel for its operations;
- Dependence on key personnel – there is a risk from the significant reliance on the Group's key senior management team whereby the loss of one or more key personnel could have an adverse effect on the Group;
- Uninsured risks – due to a number of reasons the Group's insurance policies contain exclusions and limitations on coverage;
- Currency risk – the Group's results could be adversely affected by changes in the exchange rates between the currencies in which it operates;
- Gold equivalent exchangeable bonds and convertible bonds – there is a risk of early repayment obligations in the event of a breach of the provisions and/or other events of default;
- Risks relating to jurisdictions in which the Group operates;
- China – the Group has exposure to the Chinese economy and to the state of diplomatic relations between Russia and China;
- Litigation – legal proceedings may arise from time to time in the course of the Company's business;
- Major shareholders may have a material effect on the outcome of the voting on shareholder resolutions;
- Securities – there are risks relating to the Group's securities, including liquidity and investment risks.

The risks noted above are not intended to be presented in any assumed order of priority. If any of these risks and uncertainties, together with possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors may apply.

Responsibility Statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting";

(b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Peter C P Hambro
Director

Brian Egan
Director

Independent Review Report to Peter Hambro Mining PLC

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprises the condensed consolidated income statement, the condensed consolidated statement of recognised income and expense, the condensed consolidated statement of changes in equity, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and related notes 1 to 27. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting," as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants
London, United Kingdom
26 August 2009

Condensed Consolidated Interim Income Statement

	Note	Six months to 30 June 2009 (unaudited) US$'000	Six months to 30 June 2008 (unaudited) US$'000	Year ended 31 December 2008 US$'000
Group revenue		214,082	146,390	381,688
Net operating expenses	5	(126,964)	(102,765)	(296,139)
		87,118	**43,625**	**85,549**
Share of results of joint ventures		862	(2,182)	(1,261)
Operating profit		**87,980**	**41,443**	**84,288**
Fair value change on derivatives	18	1,999	(10,036)	(18,307)
Financial income	8	26,729	4,788	7,709
Financial expenses	9	(13,904)	(15,084)	(33,302)
Profit before taxation		**102,804**	**21,111**	**40,388**
Taxation	6	**(28,158)**	**(6,331)**	**(17,643)**
Profit for the period		**74,646**	**14,780**	**22,745**
Attributable to:				
– equity shareholders of PHM plc		74,217	14,367	22,002
– non-controlling interests		429	413	743
Earnings per share				
Basic	7	US$0.610	US$0.177	US$0.271
Diluted	7	US$0.591	US$0.177	US$0.271

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Recognised Income and Expense

	Six months to 30 June 2009 (unaudited) US$'000	Six months to 30 June 2008 (unaudited) US$'000	Year ended 31 December 2008 US$'000
Profit for the period	**74,646**	**14,780**	**22,745**
Income and expense recognised directly in equity			
Revaluation of available-for-sale financial investments	(478)	–	–
Tax effect on revaluation of available-for-sale financial investments	134	–	–
Exchange differences on translating foreign operations	(1,516)	–	–
Net expense recognised directly in equity	**(1,860)**	**–**	**–**
Total recognised income for the period	**72,786**	**14,780**	**22,745**
Attributable to:			
– equity shareholders of PHM plc	**72,123**	**14,367**	**22,002**
– non-controlling interests	**663**	**413**	**743**

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Statement of Changes in Equity

	Total attributable to equity holders of the Company											
	Share capital US$'000	Share premium US$'000	Merger reserve US$'000	Own shares US$'000	Retained earnings US$'000	Convertible bonds US$'000	Share based payments reserve US$'000	Translation reserve US$'000	Other reserves US$'000	**Total US$'000**	Non-controlling interests US$'000	**Total equity US$'000**
Balance at 1 January 2008	**1,311**	**35,082**	**–**	**–**	**122,208**	**1,583**	**–**	**–**	**176,722**	**336,906**	**5,950**	**342,856**
Recognised income and expenses	–	–	–	–	14,367	–	–	–	–	**14,367**	413	**14,780**
Dividends	–	–	–	–	–	–	–	–	(12,074)	**(12,074)**	–	**(12,074)**
Balance at 30 June 2008 (unaudited)	**1,311**	**35,082**	**–**	**–**	**136,575**	**1,583**	**–**	**–**	**164,648**	**339,199**	**6,363**	**345,562**
Balance at 1 January 2009	**1,311**	**35,082**	**–**	**–**	**144,210**	**1,583**	**–**	**–**	**153,728**	**335,914**	**6,412**	**342,326**
Recognised income and expense	–	–	–	–	74,217	–	–	(1,750)	(344)	**72,123**	663	**72,786**
Transfer to retained earnings[a]	–	–	–	–	153,728	–	–	–	(153,728)	**–**	–	**–**
Share based payments	–	–	–	–	–	–	697	–	–	**697**	–	**697**
Share placing – 16 million Ordinary shares	232	104,564	–	–	–	–	–	–	–	**104,796**	–	**104,796**
Costs associated with placing of 16 million Ordinary shares	–	(5,240)	–	–	–	–	–	–	–	**(5,240)**	–	**(5,240)**
Shares issued in exchange for 100% share capital of Aricom plc (note 25)	1,079	–	570,071	–	–	–	–	–	–	**571,150**	–	**571,150**
Warrants and option issued in relation to acquisition of Aricom plc (note 25)	–	–	–	–	–	–	–	–	6,969	**6,969**	–	**6,969**
LTIP award in relation to acquisition of Aricom plc (note 25)	–	–	–	–	–	–	934	–	–	**934**	–	**934**
Own shares acquired through business combination with Aricom plc	–	–	–	(14,003)	–	–	–	–	–	**(14,003)**	–	**(14,003)**
Acquisition of shares in subsidiaries	–	–	–	–	–	–	–	–	–	**–**	4,214	**4,214**
Balance at 30 June 2009 (unaudited)	**2,622**	**134,406**	**570,071**	**(14,003)**	**372,155**	**1,583**	**1,631**	**(1,750)**	**6,625**	**1,073,340**	**11,289**	**1,084,629**

(a) Following cancellation of the Share Premium Account of the Company registered on 25 August 2005, the amount of US$176,722 thousand was transferred to Other Distributable Reserves. The balance of US$153,728 thousand outstanding at 31 December 2008 is distributable and was transferred to Profit and Loss Account of the Company and shown as part of the consolidated Retained Earnings, accordingly.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Balance Sheet

	Note	At 30 June 2009 (unaudited) US$'000	At 30 June 2008 (unaudited) US$'000	At 31 December 2008 US$'000
Assets				
Non-current assets				
Goodwill		21,675	21,739	21,675
Intangible assets	10	144,512	200,243	225,446
Property, plant and equipment	11	868,668	302,060	342,261
Interests in joint ventures	25	28,565	6,529	7,427
Available-for-sale investments	12	3,530	960	972
Inventories	13	17,063	20,012	19,078
Trade and other receivables	14	6,862	18,433	19,790
Derivative financial instruments	18	–	9,970	1,875
Deferred tax assets		11,254	9,672	17,057
		1,102,129	**589,618**	**655,581**
Current assets				
Inventories	13	87,142	65,231	72,332
Trade and other receivables	14	129,164	105,208	84,775
Derivative financial instruments	18	1,239	–	–
Cash and cash equivalents	15	165,478	82,827	26,444
		383,023	**253,266**	**183,551**
Total assets		**1,485,152**	**842,884**	**839,132**
Liabilities				
Current liabilities				
Trade and other payables	16	(51,281)	(68,616)	(42,142)
Current income tax liabilities		(3,910)	(3,093)	(638)
Borrowings	17	(78,677)	(50,552)	(220,946)
Derivative financial instruments	18	(8,655)	–	(42,476)
		(142,523)	**(122,261)**	**(306,202)**
Net current assets/(current liabilities)		**240,500**	**131,005**	**(122,651)**
Non-current liabilities				
Borrowings	17	(157,275)	(310,601)	(152,778)
Derivative financial instruments	18	–	(42,300)	–
Deferred tax liabilities		(94,637)	(20,520)	(32,580)
Provision for close down and restoration costs		(6,088)	(1,640)	(5,246)
		(258,000)	**(375,061)**	**(190,604)**
Total liabilities		**(400,523)**	**(497,322)**	**(496,806)**
Net assets		**1,084,629**	**345,562**	**342,326**
Equity				
Share capital		2,622	1,311	1,311
Share premium		134,406	35,082	35,082
Merger reserve		570,071	–	–
Treasury shares		(14,003)	–	–
Convertible bonds		1,583	1,583	1,583
Share based payments reserve		1,631	–	–
Translation reserve		(1,750)	–	–
Other reserves		6,625	164,648	153,728
Retained earnings		372,155	136,575	144,210
Equity attributable to the shareholders of PHM plc		**1,073,340**	**339,199**	**335,914**
Non-controlling interests		11,289	6,363	6,412
Total equity		**1,084,629**	**345,562**	**342,326**

The accompanying notes are an integral part of this condensed consolidated interim financial information. This condensed consolidated interim financial information was approved by the Directors on 26 August 2009

Peter C P Hambro
Director

Brian Egan
Director

Condensed Consolidated Interim Cash Flow Statement

	Note	Six months to 30 June 2009 (unaudited) US$'000	Six months to 30 June 2008 (unaudited) US$'000	Year ended 31 December 2008 US$'000
Cash flows from operating activities				
Cash generated from/(used in) operations	19	67,537	(2,231)	58,582
Interest paid		(14,724)	(9,657)	(26,909)
Income tax paid		(11,777)	(7,181)	(14,871)
Net cash from/(used in) operating activities		**41,036**	**(19,069)**	**16,802**
Cash flows from investing activities				
Acquisitions of subsidiaries, net of cash acquired	25	229,358	(5,634)	(6,032)
Purchase of property, plant and equipment and intangible assets		(68,905)	(53,093)	(103,082)
Proceeds from disposal of property, plant and equipment		257	398	2,428
Exploration and evaluation expenditure		(12,783)	(32,123)	(58,309)
Purchase of available-for-sale investments		(3,048)	–	–
Loans granted		(2,513)	(31,577)	(34,909)
Loan repayments received		707	2,922	6,670
Interest received		1,536	4,810	5,751
Net cash from/(used in) investing activities		**144,609**	**(114,297)**	**(187,483)**
Cash flows from financing activities				
Proceeds from issuance of Ordinary shares, net of transaction costs		99,556	–	–
Buy back of exchangeable bonds	17	(120,650)	–	–
Repayments of borrowings		(24,065)	(74,600)	(253,810)
Proceeds from borrowings		–	109,647	299,047
Dividends paid to Company's shareholders		–	–	(22,994)
Capital element of finance leases		–	(35)	–
Net cash (used in)/from financing activities		**(45,159)**	**35,012**	**22,243**
Net increase/(decrease) in cash and cash equivalents in the period		**140,486**	**(98,354)**	**(148,438)**
Effect of exchange rates on cash and cash equivalents		(1,452)	2,739	(3,560)
Cash and cash equivalents at beginning of period	15	26,444	178,442	178,442
Cash and cash equivalents at end of period	15	**165,478**	**82,827**	**26,444**

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Notes to the Interim Financial Statements
for the period ended 30 June 2009

1. General information

Peter Hambro Mining PLC (the "Company") is a company incorporated in Great Britain under the Companies Act 1985. The address of the registered office is 11 Grosvenor Place, London SW1X 7HH.

These condensed consolidated interim financial statements are for the six months ended 30 June 2009. The interim financial statements are unaudited.

The information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. This information was derived from the statutory accounts for the year ended 31 December 2008, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under section 237(2) or 237(3) of the Companies Act 1985.

2. Basis of preparation

The annual financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2008 were prepared in accordance with IFRSs as adopted by the European Union.

The condensed set of financial statements included in this half-yearly financial report has been prepared using accounting policies consistent with those set out in the annual financial statements for the year ended 31 December 2008 and in accordance with IAS 34 "Interim Financial Reporting", as adopted by the European Union.

Changes in accounting policies
Starting from 1 January 2009, the Group has adopted International Financial Reporting Standard 8 "Operating Segments", International Accounting Standard 1 "Presentation of Financial Statements" (revised 2007), and International Accounting Standard 23 "Borrowing Costs" (revised 2007).

IAS 1 (revised 2007) requires the presentation of "non-owner changes in equity" to be presented separately from owner changes in equity. The Group has chosen to present two statements, the income statement and statement of recognised income and expenses which includes items of comprehensive income. As a result, a statement of recognised income and expenses (statement of comprehensive income) has been included in the primary statements.

IFRS 8 requires operating segments to be determined based on the Group's internal reporting to the Chief Operating Decision Maker which is then used to allocate resources to the segments and to assess their performance. In contrast, the predecessor standard (IAS 14 "Segment Reporting") required the Group to identify two sets of segments, business and geographical, based upon a risk and rewards approach. A summary of the changes to the operating segments identified is set out in note 4.

IAS 23 (revised 2007) requires capitalisation of borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset as part of the cost of that asset. In contrast, the predecessor standard IAS 23 (revised 1993) allowed the option of immediately expensing those borrowing costs which has been used by the Group as its accounting policy. The change in accounting policy resulted in capitalisation of borrowings costs attributed to the Group's development and construction projects; such costs comprised US$346 thousand during the six months ended 30 June 2009.

Comparatives
Following the adoption of IFRS 8, as well as the acquisition of Aricom plc on 22 April 2009 (note 25), the composition of the Group's reportable segments has changed. The comparative information for the six months ended 30 June 2008 and the year ended 31 December 2008 has been restated accordingly.

Certain other comparatives for the six months ended 30 June 2008 and the year ended 31 December 2008, in addition to those resulting from adoption of IFRS 8, have been re-classified, to ensure comparability with the classifications adopted in the interim financial statements for the six months ended 30 June 2009.

Going concern
The Directors have reviewed the Group's cash flow forecasts and operating projections as part of their consideration of going concern. These forecasts are primarily susceptible to gold price fluctuations over the next 12 months. Consideration has also been given to the Group's contractual capital commitments and its ability to meet the potential repayment of the following facilities during the next twelve months:

- The option of the remaining US$53 million exchangeable bond holders to exchange the bonds into the cash equivalent of 53,000 Troy ounces any time from 19 October 2009; and
- The US$140 million convertible bonds that are due to be repaid in August 2010 (if they are not converted by the holders prior to this date at the conversion price of £7.24).

The Directors are confident that the Group has sufficient liquidity and cash resources in order to meet these commitments and repayments. If gold prices were to decline over the intervening period, the Group would pursue the refinancing of the convertible bond in order to maintain sufficient cash resources. Management are confident that such refinancing, if any required, would be successful. This is further demonstrated by the Group successfully obtaining a loan of US$60 million with Sberbank of the Russian Federation subsequent to period end as set out in note 27.

After making appropriate inquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half-yearly condensed financial statements.

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

3. Foreign currency rates

The rates of exchange used to translate balances from other currencies into US Dollars were as follows (currency per US Dollar):

	30 June 2009	30 June 2008	31 December 2008
GB Pounds Sterling	0.61	0.50	0.69
Russian Rouble	31.29	23.46	29.38

4. Segmental information

Business segments
The Group has four reportable segments under IFRS 8:

- Precious metals segment, comprising gold operations at different stages, from field exploration through to mine development and gold production. The Gold segment includes the Group's principal mines (Pokrovskiy, Pioneer), the Group's alluvial operations, the Group's operations under Rudnoye and Omchak joint-ventures as well as various gold projects at the exploration and development stages.
- Non-precious metals segment, comprising iron ore projects. The Iron segment includes the Kuranakh project, the K&S project, the Garinskoye project and the Bolshoy Seym project as well as the Kostenginskoye and Garinskoye Flanks projects.
- Exploration, comprising in-house geological exploration expertise performed by the Group's exploration companies Regis and Dalgeologiya.
- Construction and Engineering segment, comprising in-house construction and engineering expertise. The Construction and Engineering segment includes construction performed by the Group's specialist construction company Kapstroi and the engineering and scientific operations represented by PHM Engineering, Irgiredmet and Giproruda.
- The Other segment primarily includes revenue generating activity to procure materials such as reagents and consumables and equipment to third parties undertaken by Irgiredmet as well as development of chromite deposits undertaken by Sever-Chrome, the Group's interest in JV arrangements with Chinalco for design, and development of a titanium sponge production plant in China and various infrastructure projects.

The Group has changed the composition of its reportable segments from 1 January 2009, following the adoption of IFRS 8, as well as following acquisition of Aricom plc on 22 April 2009.

The key changes in the basis of segmentation from the financial statements for the year ended 31 December 2008 are set out below:

- Projects at the exploration stage have been moved from the "Exploration and Evaluation" segment reported in the financial statements for the year ended 31 December 2008 into the "Precious metals" segment. This change primarily affected segmental assets, namely, exploration and evaluation expenditure capitalised and shown within the intangible assets category.
- Construction and engineering in-house expertise, which has been identified as a separate segment under IFRS 8, was included in the "Construction and other services" segment reported in the financial statements for the year ended 31 December 2008.
- The acquisition of Aricom plc has resulted in a new reportable segment "Non-precious metals".

Segment information about the Group's reportable segments is presented below. Amounts reported for the prior year have been restated to conform with the requirements of IFRS 8.

4. Segmental information continued
Six months to 30 June 2009

	Precious metals US$'000	Non-precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Gold sales	192,580	–	–	–	–	192,580
Silver sales	1,817	–	–	–	–	1,817
Iron sales	–	–	–	–	–	–
Other external sales	46	–	1,037	10,606	7,996	19,685
Total Group revenue from external customers	**194,443**	**–**	**1,037**	**10,606**	**7,996**	**214,082**
Inter-segment sales	3,277	–	9,577	32,257	13,886	58,997
Net operating expenses	(73,686)	(954)	(2,749)	(12,081)	(10,323)	**(99,793)**
Share of results in joint ventures	1,014	–	–	–	(152)	**862**
Segment result	**121,771**	**(954)**	**(1,712)**	**(1,475)**	**(2,479)**	**115,151**
Central administration						(19,949)
Foreign exchange losses						(7,222)
Operating profit						87,980
Fair value change on derivatives						1,999
Financial income						26,729
Financial expenses						(13,904)
Taxation						(28,158)
Profit for the period						**74,646**

	Precious metals US$'000	Non-precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Segment assets	681,901	393,903	17,053	69,673	113,176	1,275,706
Goodwill						21,675
Deferred tax assets						11,254
Derivative financial instruments						1,239
Unallocated cash						146,213
Loans given						29,065
Consolidated total assets						**1,485,152**

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

4.Segmental information continued
Six months to 30 June 2008

	Precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Gold sales	107,039	–	–	–	107,039
Silver sales	376	–	–	–	376
Iron sales	–	–	–	–	–
Other external sales	1,979	784	24,267	11,945	38,975
Total Group revenue from external customers	**109,394**	**784**	**24,267**	**11,945**	**146,390**
Inter-segment sales	1,442	14,794	18,715	10,185	45,136
Net operating expenses	(57,349)	(2,202)	(24,965)	(9,163)	(93,679)
Share of results in joint ventures	(2,182)	–	–	–	(2,182)
Segment result	**49,863**	**(1,418)**	**(698)**	**2,782**	**50,529**
Central administration					(16,318)
Foreign exchange gains					7,232
Operating profit					41,443
Fair value change on derivatives					(10,036)
Financial income					4,788
Financial expenses					(15,084)
Taxation					(6,331)
Profit for the period					**14,780**

	Precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Segment assets	540,147	23,732	53,365	121,047	738,291
Goodwill					21,739
Deferred tax assets					9,672
Derivative financial instruments					9,970
Unallocated cash					36,590
Loans given					26,622
Consolidated total assets					**842,884**

4.Segmental information continued
Year ended 31 December 2008

	Precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Gold sales	288,029	–	–	–	288,029
Silver sales	383	–	–	–	383
Iron sales	–	–	–	–	–
Other external sales	2,368	6,027	50,418	34,463	93,276
Total Group revenue from external customers	**290,780**	**6,027**	**50,418**	**34,463**	**381,688**
Inter-segment sales	3,744	30,558	39,718	23,145	97,165
Net operating expenses	(150,705)	(8,759)	(50,007)	(31,241)	(240,712)
Share of results in joint ventures	(1,261)	–	–	–	(1,261)
Segment result	**138,814**	**(2,732)**	**411**	**3,222**	**139,715**
Central administration					(30,414)
Foreign exchange losses					(25,013)
Operating profit					84,288
Fair value change on derivatives					(18,307)
Financial income					7,709
Financial expenses					(33,302)
Taxation					(17,643)
Profit for the period					**22,745**

	Precious metals US$'000	Exploration US$'000	Construction and engineering US$'000	Other US$'000	Consolidated US$'000
Segment assets	618,675	20,119	51,692	76,990	767,476
Goodwill					21,675
Deferred tax assets					17,057
Derivative financial instruments					1,875
Unallocated cash					5,479
Loans given					25,570
Consolidated total assets					**839,132**

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

5. Net operating expenses and profit

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Net operating expenses			
Cost of sales (a)	77,372	70,700	198,495
Impairment charges	2,739	3,197	3,240
Administration expenses (b)	39,868	35,274	70,174
Foreign exchange losses/(gains)	7,222	(7,232)	25,013
Other net operating (income)/expense	(237)	826	(783)
	126,964	**102,765**	**296,139**

(a)

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Cost of sales			
Staff costs	20,386	28,996	58,503
Fuel	6,301	8,082	19,508
Materials	18,751	18,432	52,302
Depreciation	7,619	5,975	13,472
Electricity	3,059	2,305	5,307
Royalties	11,499	6,848	17,410
Smelting and transportation costs	1,505	905	4,666
Other costs	6,789	9,709	24,265
Movement in work in progress and bullion in process attributable to gold production	(3,803)	(17,580)	(14,014)
Goods for resale	5,266	7,028	17,076
	77,372	**70,700**	**198,495**

(b)

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Administration expenses			
Staff costs	9,760	10,135	17,139
Depreciation	5,814	4,348	8,812
Directors' emoluments	2,394	1,989	5,853
Professional fees	3,671	3,620	6,633
Bank charges	445	598	1,562
Insurance	1,024	806	1,788
Office rent	2,267	1,363	2,011
Travel and entertainment	1,252	1,762	3,902
Other	8,755	9,629	18,565
	35,382	**34,250**	**66,265**
Costs incurred in relation to admission to the main board of the London Stock Exchange	4,486	1,024	3,909
	39,868	**35,274**	**70,174**

6. Taxation on profit on ordinary activities

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Current tax			
UK corporation tax (28%; six months ended 30 June 2008: 29%; year ended 31 December 2008: 28.5%)[a]	729	801	(917)
Russian tax (20%; six months ended 30 June 2008 and year ended 31 December 2008: 24%)[b]	17,561	11,464	19,974
	18,290	12,265	19,057
Deferred tax			
Reversal and origination of timing differences	9,868	(5,934)	(1,414)
Total tax charge	**28,158**	**6,331**	**17,643**

(a) The corporation tax rate in the United Kingdom changed from 30% to 28% effective 1 April 2008.
(b) The corporation tax rate in Russia changed from 24% to 20% effective 1 January 2009.

7. Earnings per Ordinary share

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Profit for the period attributable to equity holders of PHM plc	74,217	14,367	22,002
Interest expense on convertible bonds, net of tax	4,031	–[a]	–[a]
Profit used to determine diluted earnings per share	78,248	14,367	22,002

	No of shares	No of shares	No of shares
Weighted average number of Ordinary shares	121,599,705	81,155,052	81,155,052
Adjustment for assumed conversion of convertible bonds	10,855,564	–[a]	–[a]
Weighted average number of Ordinary shares for diluted earnings per share	132,455,269	81,155,052	81,155,052

	US$	US$	US$
Basic earnings per Ordinary share	0.610	0.177	0.271
Diluted earnings per Ordinary share	0.591	0.177	0.271

(a) The Group has issued convertible bonds which could potentially dilute basic earnings per Ordinary share in the future but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the periods ending on 30 June 2008 and 31 December 2008.

As at 30 June 2009, the Group had 1,498,041 (30 June 2008 and 31 December 2008: nil) potentially dilutive options over Ordinary shares and 8,312,463 (30 June 2008 and 31 December 2008: nil) potentially dilutive warrants which were anti-dilutive for the period ending 30 June 2009 and were not included in the calculation of diluted earnings per share, accordingly.

8. Financial income

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Interest income	3,598	4,788	7,709
Gain on redemptions of exchangeable bonds (note 17)	23,131	–	–
	26,729	**4,788**	**7,709**

9. Financial expenses

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Interest expense:			
– Bank borrowings	3,424	1,258	5,466
– Exchangeable bonds	4,759	8,293	16,606
– Convertible bonds	5,599	5,496	10,994
Unwinding of discount on environmental obligation	122	37	236
	13,904	**15,084**	**33,302**

10. Intangible assets

	Malomyr US$'000	Albyn US$'000	Tokur US$'000	Yamal deposits US$'000	Flanks of Pokrovskiy US$'000	Kostenginskoye US$'000	Others US$'000	Total US$'000
At 1 January 2009	**41,308**	**10,390**	**61,549**	**62,973**	**21,635**	–	**27,591**	**225,446**
Additions	–	1,040	24	1,839	1,414	3	2,453	**6,773**
Assets acquired through business combination with Aricom plc (note 25)	–	–	–	–	–	27,381	610	**27,991**
Assets acquired through other business combinations (note 25)	–	–	–	–	–	–	845	**845**
Impairment for the period	–	–	(2,702)[b]	–	–	–	(37)	**(2,739)**
Transfer to mine development costs	(40,172)	–	(58,871)	(14,761)	–	–	–	**(113,804)**
Reallocation	(1,136)	–	–	–	1,136	–	–	–
At 30 June 2009	–	**11,430**	–	**50,051**	**24,185**	**27,384**	**31,462**	**144,512**

(a) Represent amounts capitalised in respect of a number of projects in the Amur and Buryatia regions.
(b) An impairment charge of US$2,702 thousand was recognised during the six months ended 30 June 2009 in connection with flanks of Tokur deposit, following the expiration of the licence and decision to abandon exploration and write off associated exploration and evaluation costs previously capitalised.

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

11. Property, plant and equipment

	Mine development costs US$'000	Mining assets US$'000	Non-mining assets US$'000	Capital construction in progress US$'000	Total US$'000
Cost					
At 1 January 2009	1,184	258,136	120,985	36,925	**417,230**
Additions	28,308	11,634	5,011	41,534	**86,487**
Transfers from intangible assets	113,804	–	–	–	**113,804**
Transfers from capital construction in progress	849	14,856	7,278	(22,983)	**–**
Reallocation	6,564	–	(4,552)	(2,012)	**–**
Assets acquired through business combination with Aricom plc (note 25)	303,431	–	29,318	10,346	**343,095**
Exchange difference	–	–	(1,999)	–	**(1,999)**
Disposals	(173)	(201)	(753)	(28)	**(1,155)**
At 30 June 2009	**453,967**	**284,425**	**155,288**	**63,782**	**957,462**
Depreciation and impairment					
At 1 January 2009	–	54,453	20,516	–	**74,969**
Charge for the period	–	7,560	6,828	–	**14,388**
Reallocation	(587)	–	587	–	**–**
Exchange difference	–	–	(88)	–	**(88)**
Disposals	(4)	(184)	(287)	–	**(475)**
At 30 June 2009	**(591)**	**61,829**	**27,556**	**–**	**88,794**
Net book value					
At 1 January 2009	**1,184**	**203,683**	**100,469**	**36,925**	**342,261**
At 30 June 2009	**454,558**	**222,596**	**127,732**	**63,782**	**868,668**

Property, plant and equipment with a net book value of US$42.2 million (30 June 2008: US$26 million and 31 December 2008: US$49.8 million) have been pledged to secure borrowings of the Group.

12. Available-for-sale investments

In March 2009, the Group acquired 6,166,666 new shares in Rusoro Mining Limited ("Rusoro") as part of an equity placing by Rusoro for consideration of US$3 million. The Group's stake in the share capital of Rusoro as enlarged by the placing is c.1.1%.

13. Inventories

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Current			
Stores and spares	46,969	35,113	44,700
Work in progress	31,256	23,767	23,436
Bullion in process	8,917	6,351	4,196
Total current inventories	**87,142**	**65,231**	**72,332**
Non-current			
Work in progress	17,063	20,012	19,078
Total non-current inventories	**17,063**	**20,012**	**19,078**
Total inventories	**104,205**	**85,243**	**91,410**

14. Trade and other receivables

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Current			
Advances to suppliers	52,736	50,693	30,481
VAT recoverable	31,381	23,303	24,073
Trade receivables	6,404	5,322	3,857
Loan to Omchak Joint Venture	4,519	2,770	3,046
Exchangeable loan to Rusoro	15,603	–	–
Other loans receivable	2,222	5,419	2,734
Advances paid on resale and commission contracts	10,011	1,153	12,673
Other debtors	6,288	16,548	7,911
	129,164	**105,208**	**84,775**
Non-current			
Loan to Odolgo join venture (formerly, Rudnoye Joint Venture)	6,197	6,231	6,089
Exchangeable loan to Rusoro	–	12,202	13,701
Other	665	–	–
	6,862	**18,433**	**19,790**

15. Cash and cash equivalents

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Cash at bank and in hand	25,886	22,573	22,792
Short-term bank deposits	93,889	19,940	3,652
Money market funds[(a)]	45,067	–	–
Promissory notes and other liquid investments	636	40,314	–
	165,478	**82,827**	**26,444**

(a) Investments in money market funds are held for the purposes of diversification of risk. Accordingly, as these funds are available on demand and have insignificant risk of change in value they are classified as cash equivalents. The credit risk on money market funds is limited because the counterparties are investment funds with high credit-ratings assigned by international credit-rating agencies. These investment funds are managed in accordance with approved investment criteria, requiring that investments have certain credit ratings and limiting the concentration of investment in any one security.

16. Trade and other payables

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Trade payables	15,844	10,895	11,519
Advances from customers	1,159	15,450	1,772
Advances received on resale and commission contracts	8,542	1,194	7,438
Accruals and other payables	25,736	29,003	21,413
Dividends payable (note 21)	–	12,074	–
	51,281	**68,616**	**42,142**

17. Borrowings

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Borrowings at amortised cost			
Convertible bonds	141,275	140,145	140,663
Exchangeable bonds[(a)]	48,600	160,855	162,863
Bank loans	46,077	60,153	60,198
Other loans	–	–	10,000
	235,952	**361,153**	**373,724**
Amount due for settlement within 12 months	78,677	50,552	220,946
Amount due for settlement after 12 months	157,275	310,601	152,778
	235,952	**361,153**	**373,724**

(a) During the six months ended 30 June 2009, the Group purchased a total of US$127 million nominal amount of its 7% exchangeable bonds at an average price of US$95.00 plus accrued interest from a number of investors. Following these purchases a total of US$53 million nominal exchangeable bonds remain outstanding at 30 June 2009.

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

18. Derivative financial instruments

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Derivative financial assets – Rusoro Embedded Derivative			
Fair value of the Rusoro Embedded Derivative at the beginning of the period and at inception	1,432	6,560	6,560
Fair value change	(469)	1,000	(5,128)
	963	**7,560**	**1,432**
Derivative financial assets – Rusoro Call Option			
Fair value of the Call Option at the beginning of the period and at inception	443	1,780	1,780
Fair value change	(167)	630	(1,337)
	276	**2,410**	**443**
Total derivative financial assets	**1,239**	**9,970**	**1,875**
Derivative financial liabilities – Exchangeable Bonds Embedded Derivatives			
Fair value of Gold Exchangeable Bonds Embedded Derivatives at the beginning of the period	(41,400)	(30,634)	(30,634)
Fair value change	2,705	(11,666)	(10,766)
Reduction of the derivative financial liability as a result of purchase of exchangeable bonds (note 17)	30,040	–	–
	(8,655)	**(42,300)**	**(41,400)**
Derivative financial liabilities – Foreign Currency Forward Contract			
Fair value of the Foreign Currency Forward Contract at the beginning of the period and at inception	(1,076)	–	–
Fair value change	(70)	–	(1,076)
Reduction of the derivative financial liability as a result of settlement of the host contract	1,146	–	–
	–	**–**	**(1,076)**
Total derivative financial liabilities	**(8,655)**	**(42,300)**	**(42,476)**

19. Notes to the cash flow statement

(a) Reconciliation of profit before tax to operating cash flow

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Profit before tax	102,804	21,111	40,388
Adjusted for:			
Financial income	(26,729)	(4,788)	(7,709)
Financial expenses	13,904	15,084	33,302
Share of results in joint ventures	(862)	2,182	1,261
Depreciation	13,433	10,323	22,284
Loss on disposals of property, plant and equipment	226	1,850	1,605
Exchange losses/(gains) in respect of investment activity	836	(32)	2,838
Exchange losses/(gains) in respect of cash and cash equivalents	1,452	(2,739)	3,560
Net fair value change on gold equivalent exchangeable bonds	(2,705)	11,666	10,766
Net fair value change on Rusoro Embedded Derivative and Call Option	636	(1,630)	7,541
Impairment of intangible assets	2,739	3,197	3,240
Impairment of property, plant and equipment	–	171	–
Write-down of inventories to net realisable value	–	1,961	–
Amortisation charge included in the cost of inventories	(468)	9	(1,253)
Other non-cash items	4,191	392	379
Operating profit before working capital changes	**109,457**	**58,757**	**118,202**
Increase in trade and other receivables	(31,036)	(40,946)	(24,516)
Increase in inventories	(8,449)	(33,593)	(36,537)
(Decrease)/increase in trade and other payables	(2,435)	13,551	1,433
Net cash inflow/(outflow) from operating activities	**67,537**	**(2,231)**	**58,582**

(b) Major non-cash transactions

The principal non-cash transaction is the issue of shares, share options and warrants as consideration for the acquisition of Aricom plc (note 25).

20. Analysis of net debt

	At 1 January 2009 US$'000	Acquisition of Aricom plc US$'000	Net cash movement US$'000	Exchange movement US$'000	Non-cash changes US$'000	At 30 June 2009 US$'000
Cash and cash equivalents	26,444	231,477	(90,991)	(1,452)	–	165,478
Debt due within one year	(220,946)	–	153,802	135	(11,668)	(78,677)
Debt due after one year	(152,778)	–	1,102	–	(5,599)	(157,275)
Embedded derivatives within exchangeable bonds (note 18)	(41,400)	–	–	–	32,745	(8,655)
Net debt	**(388,680)**	**231,477**	**63,913**	**(1,317)**	**15,478**	**(79,129)**

21. Dividends

	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2007 of 7.5 pence per share	–	12,074	12,166
Interim dividend for the year ended 31 December 2008 of 7.5 pence per share	–	–	10,828
	–	12,074	22,994

22. Share capital

	30 June 2009 No of shares '000	30 June 2009 US$'000	30 June 2008 No of shares '000	30 June 2008 US$'000	31 December 2008 No of shares '000	31 December 2008 US$'000
Authorised						
Ordinary shares of £0.01 each	350,000		120,000		120,000	
Allotted, called up and fully paid:						
At the beginning of the period	81,155	1,311	81,155	1,311	81,155	1,311
Issued during the period	89,928	1,311	–	–	–	–
	171,083	**2,622**	**81,155**	**1,311**	**81,155**	**1,311**

Details of the Ordinary shares in issue at the commencement of the period, Ordinary shares issued during the period, and Ordinary shares in issue at the period-end are given in the table below:

Date	Description	No of shares '000
1 January 2009	Number of Ordinary shares in issue at the commencement of the period	81,155
5 February 2009	Placing of new Ordinary shares	16,000
22 April 2009	Issue of Ordinary shares to shareholders of Aricom plc in exchange for 100% share capital of Aricom plc	73,928
30 June 2009	Number of Ordinary shares in issue at the end of the period	171,083

The Company has one class of Ordinary shares which carry no right to fixed income.

Warrants in issue

On the acquisition of Aricom plc, the Company issued 8,312,463 warrants in consideration for the transfer of the Aricom warrants to the Company (note 25). Each warrant confers the right to subscribe for one Ordinary share of PHM plc at an exercise price of £12.80, which is an equivalent of the exercise price of £0.80 per Aricom warrant, adjusted by the exchange ratio of one PHM warrant for every 16 Aricom warrants. These warrants expire on 9 June 2010.

Issue of options

On the acquisition of Aricom plc, the Company issued an option to IFC to subscribe for 1,067,273 Ordinary shares at an exercise price of £11.84 per share, subject to adjustments (note 25). The option expires on 25 May 2015, subject to adjustments.

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

23. Related parties

Related parties the Group entered into transactions with during the reporting period
Aricom plc ("Aricom") and its subsidiaries were considered to be related parties due to Mr Peter Hambro, Mr Jay Hambro and Dr Pavel Maslovskiy's shareholdings and directorships in those companies and in PHM plc. On 22 April 2009, Aricom plc became a subsidiary of the Group (note 25) and hence ceased to be a related party requiring disclosure.

OJSC Asian-Pacific Bank ("Asian-Pacific Bank"), V.H.M.Y. Holdings Limited, OJSC M2M Private Bank ("M2M Private Bank") and OJSC Kamchatprombank ("Kamchatprombank") are considered related parties as Mr Peter Hambro and Dr Pavel Maslovskiy have an interest in these companies.

Expobank LLC was previously considered a related party as Mr Peter Hambro and Dr Pavel Maslovskiy had an interest in this company. From July 2008, Expobank LLC ceased to be a related party as at that time it was acquired by Barclays Bank PLC.

OJSC Apatit ("Apatit"), a subsidiary of OJSC PhosAgro ("PhosAgro"), is considered to be a related party due to PhosAgro's minority interest and significant influence in the Group's subsidiary Giproruda.

Omchak Joint Venture and Odolgo joint venture (formerly Rudnoye Joint Venture) are joint ventures of the Group and hence are related parties.

Transactions with related parties the Group entered into during the six months ended 30 June 2009 and 30 June 2008 and the year ended 31 December 2008 are set out below.

Trading transactions
Related party transactions the Group entered into that relate to the day to day operation of the business are set out below:

	Sales to related parties			Purchases from related parties		
	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Aricom and its subsidiaries[a]						
Construction and engineering services	7,327	16,797	39,753	1,062	–	–
Exploration services	102	601	1,306	25	–	–
Other	871	1,917	6,136	915	2	4,620
	8,300	**19,315**	**47,195**	**2,002**	**2**	**4,620**
Expobank						
Sales of gold and silver	–	19,056	19,056	–	–	–
Sales and purchases of gold through metallic account	–	15,322	15,322	–	15,267	15,267
Other	–	–	–	–	128	128
	–	**34,378**	**34,378**	**–**	**15,395**	**15,395**
Asian-Pacific Bank						
Sales of gold and silver	–	–	1,642	–	–	–
Other	805	–	1,914	56	–	233
	805	**–**	**3,556**	**56**	**–**	**233**
Trading transactions with other related parties						
Engineering services to Apatit	204	–	–	–	–	–
Rent and other transactions with other entities owned by Mr Peter Hambro and/or Dr Pavel Maslovskiy	153	–	–	366	89	546
	357	**–**	**–**	**366**	**89**	**546**

(a) Until 22 April 2009 when Aricom became a subsidiary of the Group.

The outstanding balances with related parties at 30 June 2009, 31 December 2008 and 30 June 2008 are as follows:

	Amounts owed by related parties			Amounts owed to related parties		
	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Aricom and its subsidiaries	–	1,184	2,548	–	2,184	3,619
Other entities owned by Mr Peter Hambro and/or Dr Pavel Maslovskiy	–	20	26	–	96	–
Apatit	–	–	–	–	–	–
	–	**1,204**	**2,574**	**–**	**2,280**	**3,619**

23. Related parties continued

Banking arrangements
The Group has current and deposit bank accounts with Asian-Pacific Bank. The Group previously held current and deposit bank accounts with Expobank.

The bank balances at 30 June 2009, 30 June 2008 and 31 December 2008 are set out below:

	30 June 2009 US$'000	30 June 2008 US$'000	31 December 2008 US$'000
Asian-Pacific Bank	29,800	1,571	4,423
Expobank	–	9,270	–

The Group previously held promissory notes issued by Asian-Pacific Bank and Expobank. The receivable balances outstanding at 30 June 2008 and 31 December 2008 amounted to US$36,017 thousand and US$nil, respectively.

Financing transactions
The Group received a number of loans from related parties details of which are set out below:

	Loans received from related parties			Interest on loans received from related parties			Loan and interest amounts owed to related parties		
	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
V.H.M.Y. Holding Limited	–	–	10,000	357	–	213	–	–	10,000
M2M Private Bank	–	–	9,250	441	–	317	–	–	9,250
Asia-Pacific Bank	–	–	700	–	–	23	–	–	700
Kamchatprombank	–	–	793	–	–	2	–	–	793
	–	**–**	**20,743**	**798**	**–**	**555**	**–**	**–**	**20,743**

The Group provided a number of loans to joint ventures (note 14).

24. Contingent liabilities

The Group is involved in legal proceedings with two minority shareholders in Lapwing, a subsidiary of the Company, Gatnom Capital and Finance Ltd and O.M. Investments & Finance Ltd. The claim was filed in September 2008 in Cyprus and the respondents are Lapwing and Aricom UK. Claimants allege their holdings in Lapwing were improperly diluted as the result of the issuance of additional shares following a September 2007 shareholders' meeting. Claimants have asked the court to dissolve Lapwing, or, alternatively, to order that their shares be purchased at a price allegedly previously agreed upon or to be determined by an expert appointed by the court. The respondents have filed their opposition to the claim, and the case is in the preliminary, pre-trial phase. No trial date has been set yet. Management believes that the claim is of a limited merit and therefore does not represent a material threat to the Group.

25. Acquisitions

Acquisition of Aricom
On 6 February 2009, the Independent Board Committees of the Company and Aricom announced that they had reached agreement on the terms of a recommended all share offer to be made by the Company for the entire issued and to be issued share capital of Aricom (the "Merger").

The Merger provided for the acquisition of Aricom shares to be effected by way of a court sanctioned scheme of arrangement under Part 26 of the Companies Act 1985 involving a capital reduction of Aricom under section 135 of the Companies Act 1985 (the "Scheme"). The purpose of the Scheme was to enable the Company to acquire the entire issued and to be issued Ordinary share capital of Aricom.

Under the terms of the Merger, Aricom shareholders received one fully paid new Peter Hambro Mining Share in exchange for 16 fully paid Aricom Shares.

The Merger was completed on 22 April 2009.

The total purchase consideration for the acquisition of Aricom was US$584,949 thousand. A summary of the total consideration is set out in the table below:

	US$'000
Issue of 73,928,985 Ordinary shares in PHM plc at the market value of £5.30[a]	571,150
Issue of 8,312,463 warrants in PHM plc at the market value of £0.33[a] (note 22)	3,999
Issue of an option to IFC to subscribe for 1,067,273 shares of PHM plc[b] (note 22)	2,970
LTIP award to replace LTIP awards of Aricom[b]	934
Directly attributable transaction costs	5,896
Total consideration	**584,949**

(a) At market value opening position and exchange rate at 22 April 2009.
(b) Measured at fair value using valuation techniques.

Notes to the Interim Financial Statements
for the period ended 30 June 2009 continued

25. Acquisitions continued

Acquisition of Aricom continued

The assets and liabilities as of 22 April 2009 arising from the acquisition of Aricom are set out below:

	Carrying amount US$'000	Fair value adjustments US$'000	Fair value US$'000
Property, plant and equipment	423,286	(80,191)	343,095
Intangible assets	27,991	–	27,991
Investments in associates	4,282	(4,282)	–
Interests in joint ventures[c]	20,077	–	20,077
Available-for-sale investments[d]	–	14,003	14,003
Cash and cash equivalents	231,477	–	231,477
Inventories	11,990	(8,753)	3,237
Trade and other receivables	29,020	–	29,020
Trade and other payables	(17,854)	–	(17,854)
Deferred tax liability	(5,727)	(53,696)	(59,423)
Other assets and liabilities, net	4,435	(7,321)	(2,886)
Net assets acquired			**588,737**
Non-controlling interests			(3,788)
Group share of net assets acquired			**584,949**
Transaction costs settled in cash[e]			(5,896)
Cash and cash equivalents acquired			231,477
Cash inflow on acquisition			**225,581**

(c) In accordance with the terms of the joint venture agreement between Aricom and Chinalco, signed and approved by the Chinese Ministry of Commerce on 12 August 2008, Aricom holds 65% of the joint venture and 35% is held by Chinalco, with the parties having joint control and contributing RMB 474.5 million and RMB 255.5 million respectively. The first tranche of US$20.8 million was paid by Aricom in September 2008. The remaining tranche is outstanding, with a dollar equivalent of contribution from Aricom being US$48.6 million as at 30 June 2009.

(d) Shares held by Employee Benefit Trust operating in conjunction with LTIP established by Aricom for the benefit of employees of Aricom, converted into shares of PHM plc at the date of acquisition.

(e) Including liability of US$4,362 thousand outstanding as at 30 June 2009.

From the date of acquisition, Aricom contributed US$1,185 thousand to revenue and US$2,285 thousand to operating losses. If the acquisition of Aricom had been completed on 1 January 2009, Group profit attributable to equity holders of the Company would have been US$44,437 thousand while Group revenues for the six-month period ended 30 June 2009 would not have been significantly different from those reported in these interim financial statements.

Acquisition of Verkhnetisskaya Ore Mining Company

On 26 February 2009, the Group entered into an agreement to acquire 69% of the share capital of Closed JSC Verkhnetisskaya Ore Mining Company for the total cash consideration of US$589 thousand.

The assets and liabilities arising from the acquisition of Verkhnetisskaya Ore Mining Company are set out below:

	Carrying amount and fair value US$'000
Intangible assets	845
Cash and cash equivalents	4
Trade and other payables	(8)
Fair value of net assets acquired	**841**
Non-controlling interests	(252)
Total consideration	**589**
Purchase consideration settled in cash	589
Cash and cash equivalents acquired	(4)
Cash outflow on acquisition	**585**

From the date of acquisition, the contribution of Verkhnetisskaya Ore Mining Company to revenue and operating profit was not significant. If the acquisition of Verkhnetisskaya Ore Mining Company had been completed on 1 January 2009, Group revenues and Group profit attributable to equity holders of the Company for the six-month period ended 30 June 2009 would not have been significantly different from those reported in these interim financial statements.

26. Reconciliation of non-GAAP measures

	Note	Six months to 30 June 2009 US$'000	Six months to 30 June 2008 US$'000	Year ended 31 December 2008 US$'000
Profit for the period		**74,646**	**14,780**	**22,745**
Add/(less):				
Financial expense	9	13,904	15,084	33,302
Financial income	8	(26,729)	(4,788)	(7,709)
Foreign exchange losses/(gains)	5	7,222	–[a]	25,013
Fair value change on derivatives	18	(1,999)	10,036	18,307
Taxation	6	28,158	6,331	17,643
Depreciation, amortisation and impairment	5	16,172	13,520	25,524
Other items		–	4,578[b]	1,562[c]
Underlying EBITDA		**111,374**	**59,541**	**136,387**

(a) No adjustment for foreign exchange gains of US$7,232 thousand was made in arriving to underlying EBITDA for the six months ended 30 June 2008.

(b) Include bank charges of US$596 thousand reported within financial expense items for the six months ended 30 June 2008, share of loss in joint ventures of US$2,182 thousand, loss on disposal of property, plant and equipment of US$1,850 thousand and other items.

(c) Bank charges of US$1,562 thousand reported within financial expense items for year ended 31 December 2008.

27. Subsequent events

On 10 July 2009, the Group signed an agreement with Sberbank of the Russian Federation for a long-term US$60 million loan effective from 1 September 2009. The loan bears an annual interest of 9.5% for the first two years following the commencement of the loan and 9% thereafter.

Notes

Designed and produced by Emperor Design Consultants Ltd
Telephone +44 (0)20 7729 9090 www.emperordesign.co.uk

PETER HAMBRO MINING PLC

Registered Office

11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel: +44 20 7201 8900
Fax: +44 20 7201 8901
Email: contact@peterhambro.com

www.peterhambro.com